



AMREP CORPORATION

Annual Report 2007

Celebrating 35 Years of Listing on the NYSE.

RECD S.E.C.
AUG 2 9 2007
1086

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

BEST AVAILABLE COPY

Company Profile

AMREP Corporation is engaged in two principal businesses: land development and media services operations, with the latter consisting primarily of fulfillment and newsstand distribution services.

The Company, through its AMREP Southwest Inc. subsidiary, is a major landholder and developer of real estate in Rio Rancho, New Mexico. It is the founder of Rio Rancho, which is the third largest city in New Mexico, and the current focus of its activity there is on the entitlement, development and sale of land for residential, commercial and industrial uses.

Through its Kable Media Services, Inc. subsidiary, the Company provides an array of fulfillment services for publishers and others, and distributes magazines. The Fulfillment Services business performs fulfillment and fulfillment-related activities, principally including magazine subscription fulfillment, graphic arts and lettershop, list and product fulfillment services. As a result of the recent acquisition of Palm Coast Data Holdco, Inc., which through its subsidiary Palm Coast Data LLC is a major provider of fulfillment services, Kable has solidified its position as the second largest provider of subscription fulfillment services to magazine publishers in the United States. The Newsstand Distribution Services business provides marketing services for publishers and distributes magazines to wholesalers and others.

AMREP Corporation was organized in 1961 and has been listed on the New York Stock Exchange, symbol "AXR," since 1972. The Company's corporate headquarters are in Princeton, New Jersey; AMREP Southwest's real estate business is based in Rio Rancho, New Mexico; and Kable Media's Fulfillment Services business is located in Louisville, Colorado, Palm Coast, Florida, Mount Morris, Illinois and Marion, Ohio, and its Newsstand Distribution Services business is headquartered in New York City with operations in Mount Morris, Illinois.

This document contains forward-looking statements, which reflect management's current views with respect to future events. Refer to Item 7 of the Annual Report on Form 10-K for a discussion of the assumptions and factors on which these statements are based. Any changes in the actual outcome of these assumptions and factors could produce significantly different results.



To Our Shareholders

By almost any measure, fiscal 2007 was the best year in AMREP's history. We reported record revenues, net income and earnings per share, breaking the previous records for net income and EPS just established in fiscal 2006. We also made a major acquisition on the media services side of our business that firmly establishes us as the second largest U.S. provider of subscription fulfillment and related services to publishers. Our share price reflected our success during much of the year, rising to well over $100 per share, before falling back sharply as concerns mounted about subprime lending and a deep recession in the home building industry.

2007 FINANCIAL HIGHLIGHTS

Our financial results in fiscal 2007 speak to AMREP's strength, despite the recent volatility of our stock price:

- Revenues were a record $204.839 million, exceeding $200 million for the first time and up 38 percent from $148.296 million in fiscal 2006. This growth was primarily due to record land sales at our New Mexico real estate subsidiary, AMREP Southwest, which rose 66 percent from $57.810 million in 2006 to $95.825 million in 2007. It also reflected $14.039 million of revenues from Palm Coast Data, the subscription fulfillment company which we acquired in January 2007, for the period from January 17 to April 30, 2007.

- Income from continuing operations was $46.697 million, or $7.02 per share, more than double 2006's comparable numbers of $22.494 million and $3.39 per share.

- Net income of $45.106 million, or $6.78 per share, represented the fourth consecutive year of record earnings despite a net loss from discontinued operations of $1.591 million, or $0.24 per share, in the fourth quarter that reflected the settlement of all litigation related to our former utility subsidiary. This was 73 percent above 2006's net income of $26.050 million, or $3.93 per share, which included a net gain from discontinued operations of $3.556 million, or $0.54 per share, from the disposition by condemnation of that utility subsidiary's assets.

- EBITDA, defined as earnings before interest, taxes, depreciation and amortization, jumped 72 percent to $76.164 million in 2007 from $44.283 million in 2006. The 2006 number included $5.644 million from discontinued operations versus a negative $2.525 million from discontinued operations that was included in the 2007 results, so that the increase in EBITDA from continuing operations was 104 percent. The Board of Directors and management of the Company view EBITDA as an important measure of performance for both AMREP and its individual business segments.

- Shareholders' equity grew 34.5 percent from $118.970 million, or $17.91 per share, at April 30, 2006, to $160.004 million, or $24.05 per share, at April 30, 2007.

- Cash and cash equivalents were $42.102 million at April 30, 2007 versus $46.882 million at the end of fiscal 2006, and they exceeded the Company's debt of $32.299 million by $9.803 million. AMREP maintained positive net cash in 2007, measured as cash minus debt, despite the Palm Coast Data acquisition at a total cost of $95.636 million, which was financed by a combination of existing cash funds and new bank borrowings.

As impressive as our 2007 results were, they simply continued a trend that began several years ago after we substantially completed the wind down of our homebuilding operations and began to focus primarily on land development and sales in our core real estate market of Rio Rancho, New Mexico. At the same time, we also announced a goal to expand our media services business. That goal has now been achieved with the April

2003 acquisition of the subscription fulfillment services business of Electronic Data Systems Corporation ("EDS") and the January 2007 acquisition of Palm Coast Data, both leaders in the subscription fulfillment services' field. These strategic actions have transformed AMREP over the last five years, and this transformation has been accompanied by a dramatic improvement in our financial performance. Since fiscal 2002, which was the first year in which there was no significant homebuilding activity:

- Revenues have increased 150 percent, climbing from $81.911 million in 2002 to $204.839 million in 2007, driven largely by the tremendous growth in land sales and prices in Rio Rancho and the acquisitions of the EDS subscription fulfillment business and Palm Coast Data.

- Net income and earnings per share have each increased by a multiple of approximately 12, from $3.698 million, or $0.56 per share, in 2002 to $45.106 million, or $6.78 per share, in 2007.

- EBITDA has improved by an impressive 653 percent, from $10.119 million in 2002 to $76.164 million in 2007.

- Shareholders' equity has risen 69 percent, from $93.479 million, or $14.22 per share, at April 30, 2002, to $160.004 million, or $24.05 per share, at April 30, 2007, after taking into account the payment of special cash dividends in this period totaling $5.55 per share, or $36.814 million.

While we are proud of our accomplishments in the five fiscal years since 2002, your Board of Directors and senior management recognize that what matters most today is not what we have done in the past but what we will do tomorrow. Much of the recent growth in the Company's net income has come from AMREP Southwest, which has been the beneficiary of a period of unprecedented expansion in Rio Rancho. At the same time, the revenues of our Kable Media Service's subsidiary have grown significantly, mostly as a result of its two major acquisitions, increasing from $49.248 million in 2002 to $100.505 million in 2007; however, we have not yet realized the full benefits of these acquisitions as we continue to grapple with and solve the many complex technical difficulties of combining three large organizations with different information technology platforms. The integration of these three business units is a high priority item for fiscal 2008 and one on which we are focusing very intensely.

AMREP SOUTHWEST

As already noted, our record results in fiscal 2007 were largely driven by the outstanding performance of our AMREP Southwest real estate business. Revenues from land sales grew 74 percent to $102.848 million from $59.169 million in 2006. Also, our average gross profit percentage on these sales increased from 54 percent in 2006 to 68 percent in 2007 due primarily to an increase in average selling prices and a change in the mix of developed and undeveloped residential lots sold in each of the periods. The combination of the substantial increases in both revenues and gross profit percentage produced net income from real estate operations of $43.190 million in 2007 versus $18.856 million in 2006, a jump of 129.1 percent.

As many of you may already know, AMREP Southwest's performance since its founding has been closely linked to the success of Rio Rancho. What began with the purchase in 1961 of two large ranches with more than 91,000 acres from private individuals has blossomed into the third largest city in New Mexico that today has an estimated population of 76,000. In its early years, AMREP Southwest built many of the homes in Rio Rancho, and during the period when it was in homebuilding, it was the largest homebuilder in New Mexico. We were there in 1981 when Rio Rancho was incorporated

as a city, and also in 1988 when Intel Corporation moved into the area. Today, Rio Rancho frequently appears in published lists that recognize it as an attractive community for families and businesses, and from our perspective the future of Rio Rancho has never looked brighter. There are major construction projects ongoing or announced, including a new central business district with a 6,500 seat events center and new city hall as well as the planned openings of the University of New Mexico West college campus and of a new hospital. Major employers, in addition to Intel, include US Cotton and the customer care call centers of Bank of America, JC Penney, Victoria's Secret and Sprint PCS. The City's annual population growth has been robust in recent years, and the unemployment rate has been very low at about 3.5%. In calendar 2005, the number of housing starts in Rio Rancho was more than 3,000, an all-time high that exceeded the previous high of 1,720 achieved just one year earlier by 79 percent. With this kind of explosive growth, it was almost inevitable that the pace of development would eventually slow. Single family residential starts declined by 33 percent in calendar year 2006, but at more than 2,000 housing starts, this was still the second highest total in the City's history. We know from our forty-plus years in the real estate business in Rio Rancho that there will always be peaks and valleys, but there is nothing in sight that diminishes our long-term belief in the future of Rio Rancho and the key role that AMREP Southwest will play in that future.

KABLE MEDIA SERVICES

2007 was a period of major activity for our Kable Media Services subsidiary. The highlight of the year was our January 2007 acquisition of Palm Coast Data, a major provider of fulfillment services for magazine publishers and others. Palm Coast Data has a long history of excellence and a well-deserved industry reputation for the quality of its operations. Its customers include many major publishers and other well-known organizations, and its combination with Kable significantly expands Kable's service base and offers other opportunities for growth. The acquisition was financed with existing cash and borrowings totaling approximately $95.636 million, and Palm Coast Data's operations have been included in our consolidated financial statements since the date of acquisition. As a result of this transaction, the Company has solidified its position as the second largest provider of subscription fulfillment services to magazine publishers in the United States. The goal now is to consolidate and streamline our subscription fulfillment businesses, consisting of the historic Kable business as well as the businesses acquired from EDS in 2003 and Palm Coast Data, into a single platform to better serve our customers while reducing operating costs and simplifying our organizational structure.

As a result of the Palm Coast Data acquisition, Kable Media Services' revenues exceeded $100 million for the first time in fiscal 2007, totaling $100.505 million versus $88.463 million in 2006. Palm Coast Data's revenues in the period from the date of its acquisition through April 30, 2007 were $14.039 million, while revenues from the other parts of our Fulfillment Services business declined by $3.250 million in fiscal 2007, due mainly to market pressures on pricing and the loss of several customers. At the same time, revenues from our Newsstand Distribution Services business, including interest income of $0.475 million, increased by $1.253 million compared to 2006, from $13.131 million to $14.384 million, mainly due to a 6% increase in commission revenues from new business.

Kable Media's net income contribution declined from $3.402 million in 2006 to $2.163 million in 2007. This was a disappointing performance that we are taking steps to correct as part of the consolidation efforts and planning earlier described, and it resulted from a net income decrease of $2.135 million in the Fulfillment Services segment that was offset in part by a net income increase

of $0.896 million in the Newsstand Distribution Services business. The results of Fulfillment Services were impacted by acquisition interest related to the Palm Coast transaction, much of which was paid to the Corporate and Newsstand Distribution Services segments of the Company. While interest paid to affiliates decreases the net income of the Fulfillment Services business, it does not impact consolidated results nor does it affect EBITDA. EBITDA from the Fulfillment Services segment was approximately $8.700 million in both 2007 and 2006, while EBITDA of the Newsstand Distribution Services business increased from $2.446 million in 2006 to $3.472 million in 2007.

The Palm Coast acquisition presents us with many opportunities as well as many challenges. During the next 12-to-24 months, we intend to combine the best practices of our three different fulfillment operations in order to improve service to our customers and, at the same time, achieve economies of size. This will not be an easy task, but accomplishing it is the key to the future growth of our fulfillment business. We have duplicative costs that must be eliminated, operations and systems that must be combined and harmonized and a new business model that must be implemented, all without affecting the high level of service expected of us by our customers. We have taken the first steps necessary to achieve these objectives, including the formation of a new management organization and a reduction in force of 75 employees. When we complete what we have set out to do, we expect to have a subscription fulfillment and related services business that will provide publishers with the best value available in the market.

FINANCIAL POSITION

In addition to AMREP's excellent operating results in fiscal 2007, our balance sheet remained strong despite spending $95.636 million to purchase Palm Coast Data. Cash at April 30, 2007 was $42.102 million and, although the debt of our subsidiaries increased from $6.016 million at the end of fiscal 2006 to $32.299 million at April 30, 2007 (there is no debt at the AMREP level), our net cash position (cash less debt) remained positive. Shareholders' equity increased from $118.970 million, or $17.91 per share, at April 30, 2006 to $160.004 million, or $24.05 per share, at April 30, 2007, and our total debt as a percentage of equity was a low 20 percent at the end of fiscal 2007. Accordingly, even after the Palm Coast Data acquisition, we remain very well positioned to capitalize on future acquisition and other growth opportunities.

In recognition of AMREP's strong financial performance in fiscal 2007 and its solid balance sheet at the end of the year, on July 16, 2007 the Company's Board of Directors declared a special cash dividend of $1.00 per share on the Company's common stock payable on August 24, 2007 to shareholders of record at the close of business on August 10, 2007. The Board has now approved special dividends totaling $3.05 per common share following the end of each of the past five fiscal years and has stated that it may consider special dividends from time-to-time in the future in light of conditions then existing, including our earnings, financial condition, cash position, and capital requirements and other needs. The Company also paid a special cash dividend of $3.50 per common share in January 2006.

In addition to the cash returned to shareholders through dividends, the Board recently authorized the Company to repurchase up to 500,000 shares of its outstanding common stock. These purchases may be made from time-to-time either in the open market or through negotiated private transactions with non-affiliates of the Company, and the Board's action reflected its view that AMREP's current share price makes the repurchase of our shares an attractive opportunity. We expect to fund any share purchases from internally generated cash or from bank borrowings.

FINAL THOUGHTS

AMREP's stock began trading on the New York Stock Exchange on January 31, 1972, and on March 12, 2007 the Company celebrated the 35th anniversary of its initial listing as directors, executives and guests attended the Closing Bell ceremony at the Exchange. It was a rewarding experience, and we invite you to view a video clip of the ceremony through a link to the NYSE website that can be found on AMREP's Internet home page, www.amrepcorp.com.

With our 35-year history on the NYSE in mind, I would like to comment briefly on the trading activity in AMREP's stock in fiscal 2007 and more recently. On May 1, 2006, the first day of our 2007 fiscal year, our stock opened at a trading price of $47.35 per share, and on April 30, 2007, the last day, it closed at a price of $60.26, a gain of 27% for the year. While this would normally be a good performance reflecting another record year for the Company, most of our shareholders are probably aware that there was extreme volatility during the period. Beginning in May 2006, our stock price rose dramatically to a high of $149.99 in January 2007, and it has since declined just as rapidly to a price of $37.93 on the date of this letter. Average daily trading volumes were far greater during this period than in the past, and at times the weekly trading volume exceeded the outstanding float held by all shareholders other than Board members and their affiliates, representing a level of trading that we have never before seen in our stock. In addition, from time-to-time there have been significant "short" positions in our stock, consisting of borrowed shares sold, or shares sold for future delivery which may not have been borrowed. We do not know to what extent these short positions were or are covered by "long" positions owned by the short sellers, but it is clear that some of the volatility in both our trading volume and share price has been the result of short-selling. While your Board is aware of the extreme trading volumes and price fluctuations in our stock, we believe that they generally represent short-term, speculative trading activity that does not reflect the long-term prospects of the Company.

AMREP set many financial records in 2007, and we completed an important acquisition. The coming years hold similar promise for our businesses. We have implemented strategies to help us improve how we do business, and we will continue to take advantage of our strong balance sheet and cash flow to make sound investments in promising growth opportunities. Although we have made much progress since 2002, we can also see that the best is yet to come. An exciting future awaits us at AMREP, and we look forward to meeting it every day.

Thank you for your support.

Edward B. Cloues, II
Chairman of the Board

August 3, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended April 30, 2007

OR

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________



Commission File Number 1-4702

AMREP CORPORATION
(Exact name of registrant as specified in its Charter)

Oklahoma	59-0936128
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Alexander Park, Suite 204 Princeton, New Jersey	08540
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (609) 716-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No _X_

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Act").
Yes ____ No _X_

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Act.
Large accelerated filer ___ Accelerated filer _X_ Non-accelerated filer ___

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ____ No _X_

As of October 31, 2006, which was the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was $124,198,219. Such aggregate market value was computed by reference to the closing sale price of the Registrant's Common Stock as quoted on the New York Stock Exchange on such date. For purposes of making this calculation only, the Registrant has defined affiliates as including all directors and executive officers and certain persons related to them. In making such calculation, the Registrant is not making a determination of the affiliate or non-affiliate status of any holders of shares of Common Stock.

As of July 13, 2007, there were 6,653,612 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

As stated in Part III of this annual report on Form 10-K, portions of the Registrant's definitive proxy statement to be filed within 120 days after the end of the fiscal year covered by this annual report on Form 10-K are incorporated herein by reference.

PART I

Item 1. Business

GENERAL

The Company* was organized in 1961 and, through its subsidiaries, is primarily engaged in three business segments: the Real Estate business operated by AMREP Southwest Inc. and its subsidiaries (collectively, "AMREP Southwest"), and the Fulfillment Services and Newsstand Distribution Services businesses operated by Kable Media Services, Inc. and its subsidiaries (collectively, "Kable"). Data concerning industry segments is set forth in Note 17 of the notes to the consolidated financial statements. The Company's foreign sales and activities are not significant.

Recent Developments

On January 16, 2007, the Company, through a newly created subsidiary ("Newco") of Kable Media Services, Inc., completed the acquisition (the "Acquisition") of 100% of the stock of Palm Coast Data Holdco, Inc. ("Holdco"), which, through its subsidiary, Palm Coast Data LLC ("Palm Coast Data"; Holdco and Palm Coast Data are referred to herein collectively as "Palm Coast") is a major provider of fulfillment services for magazine publishers and others. The Acquisition was completed pursuant to the terms of an Agreement and Plan of Merger dated as of November 7, 2006 that provided for the Acquisition to occur by the merger of Newco with and into Holdco, with Holdco surviving the merger. As a result of the merger, Palm Coast Data is now an indirect wholly-owned subsidiary of Kable Media Services, Inc. The merger consideration was financed with existing cash and borrowings and totaled approximately $95,600,000. As a result of this transaction, the Company has solidified its position as the second largest provider of subscription fulfillment services to magazine publishers in the United States.

On April 3, 2007, the Company filed a Form S-3 Registration Statement with the Securities and Exchange Commission so that from time to time it may publicly offer and sell, together or separately, (i) shares of common stock, (ii) debt securities, (iii) warrants to purchase common stock or debt securities and (iv) units consisting of two or more classes of the securities registered, for an aggregate public offering price not to exceed $150,000,000. The Registration Statement also registers the resale of 450,000 shares of common stock owned by a shareholder. The Registration Statement became effective April 27, 2007.

REAL ESTATE OPERATIONS

The Company conducts its Real Estate business through AMREP Southwest, with these activities occurring primarily in the City of Rio Rancho and certain adjoining areas of Sandoval County, New Mexico. References below to Rio Rancho include the City and such adjoining areas. As of July 1, 2007, AMREP Southwest employed 15 persons, none of whom were represented by labor unions. The Company considers its relations with these employees to be good.

Land Development Properties – Rio Rancho

Rio Rancho consists of 91,049 contiguous acres in Sandoval County near Albuquerque, of which approximately 73,725 acres have been platted into approximately 114,500 home site and commercial lots, 16,450 acres are dedicated to community facilities, roads and drainage and the remainder is unplatted land. At April 30, 2007, approximately 90,200 of these residential and commercial lots had been sold net of lot repurchases. The Company currently owns approximately 17,550 acres in Rio Rancho, of which approximately 4,600 acres are in contiguous blocks which are being developed or are suitable for development, and approximately 1,900 acres are in areas with a high concentration of ownership, where the Company owns more than 50% of the lots in the area, suitable for special assessment districts or city redevelopment areas that may allow for future development under the auspices of local government. The balance is in scattered lots, where the Company owns less than 50% of the lots in the area, that may require the purchase of a sufficient number of adjoining lots to create tracts suitable for development or that the Company may attempt to sell individually or in small groups.

---

*As used herein, "Company" includes the Registrant and its subsidiaries unless the context requires or indicates otherwise.

Development activities conducted or arranged by the Company include the obtaining of necessary governmental approvals ("entitlements"), installation of utilities and necessary storm drains, and building or improving of roads. At Rio Rancho, the Company is developing both residential lots and sites for commercial and industrial use as the demand warrants, and also is securing entitlements for large development tracts for sale to homebuilders. The engineering work at Rio Rancho is performed by both Company employees and outside firms, but development work is performed by outside contractors. Company personnel market land at Rio Rancho, both directly and through brokers. The Company competes with other owners of land in the Albuquerque area who offer for sale developed residential lots and sites for commercial and industrial use.

The City of Rio Rancho is the third largest city in New Mexico with a population of approximately 76,000. It was named as the 56th best place to live by Money magazine in 2006 for those cities in the United States with greater than 50,000 residents. The city's population growth rate for the period 2000-2005 was slightly over 28%, with a June 2007 unemployment rate of 3.5%. It has significant construction projects ongoing or announced, including: (i) a new central business district with a 6,500 seat events center and a new city hall, (ii) a planned second high school, (iii) the planned opening of the University of New Mexico West Campus, (iv) a 53 acre major motion picture studio and (v) a new hospital. Major employers currently include Intel Corporation, US Cotton and the customer care call centers of Bank of America, JC Penney, Victoria's Secret and Sprint PCS.

Since early 1977, the Company has sold no individual lots without homes at Rio Rancho to consumers. A substantial number of lots without homes were sold prior to 1977, and most of these remain in areas where utilities have not yet been installed. However, under certain of the lot sale contracts, if utilities have not reached a lot when the purchaser is ready to build a home, the Company is obligated to exchange a lot in an area then serviced by water, telephone and electric utilities for the lot of the purchaser, without cost to the purchaser. The Company has not incurred significant costs related to such exchanges.

In Rio Rancho, the Company sells both developed and undeveloped lots to national, regional and local homebuilders, commercial and industrial property developers and others. In the last three fiscal years, land sales in Rio Rancho have been as follows:

	Acres Sold	Revenues	Revenues Per Acre
2007:			
Developed	194	$ 55,135,000	$ 284,200
Undeveloped	857	40,690,000	47,500
Total	1,051	$ 95,825,000	$ 91,200
2006:			
Developed	169	$ 38,296,000	$ 226,600
Undeveloped	746	19,514,000	26,200
Total	915	$ 57,810,000	$ 63,200
2005:			
Developed	114	$ 22,177,000	$ 194,500
Undeveloped	790	12,064,000	15,300
Total	904	$ 34,241,000	$ 37,900

Other Real Estate Properties

The Company has various investment properties, principally consisting of vacant, undeveloped land in Rio Rancho not held for development or sale in the normal course of business and a 29,000 square foot commercial rental property it owns in Rio Rancho that is presently leased. The Company may acquire or develop additional investment properties in the future.

The Company also owns two tracts of land in Colorado, consisting of one residential property of approximately 160 acres planned for approximately 350 homes that is being offered for sale subject to obtaining all necessary entitlements, and one property of approximately 10 acres zoned for commercial use, which is also being offered for sale.

FULFILLMENT SERVICES AND MAGAZINE DISTRIBUTION SERVICES OPERATIONS

Through Kable, the Company (i) performs fulfillment and related services for publishers and other customers and (ii) distributes periodicals nationally and in Canada and, to a small degree, in other foreign countries. As of July 1, 2007, Kable employed approximately 2,100 persons, of whom approximately 1,950 were involved in fulfillment activities and 150 in distribution activities.

Fulfillment Services

Kable's Fulfillment Services business performs a number of fulfillment and fulfillment-related activities, principally magazine subscription fulfillment services, list services and product fulfillment services, and it accounted for 86% of Kable's total revenues in 2007.

In the magazine subscription fulfillment service operation, Kable processes new orders, receives and accounts for payments, prepares and sends to each publisher's printer labels or tapes containing the names and addresses of subscribers for mailing each issue, handles subscriber telephone inquiries and correspondence, prepares renewal and statement notifications for mailing, maintains subscriber lists and databases, generates marketing and statistical reports, processes Internet orders and prints forms and promotional materials. Kable performs all of these services for many clients, but some clients utilize only certain of them. Although by far the largest number of magazine titles for which Kable performs fulfillment services are consumer publications, Kable also performs services for a number of trade (business) publications, membership organizations and government agencies that utilize the broad capabilities of Kable's extensive database systems.

Kable's lettershop and graphics departments prepare and mail statements and renewal forms for its publisher clients to use in their subscriber mailings. List services clients are also primarily publishers for whom Kable maintains client customer lists, selects names for clients who rent their lists, merges rented lists with a client's lists to eliminate duplication for the client's promotional mailings, and sorts and sequences mailing labels to provide optimum postal discounts. Kable also provides membership services to both publisher and non-publisher clients including donation processing and membership fulfillment, in addition to more standard magazine fulfillment services that are also used by membership clients. Product fulfillment services are provided for Kable's publisher clients and other direct marketers. In this activity Kable receives, warehouses, processes and ships merchandise.

Kable performs fulfillment services for approximately 1,050 different magazine titles for approximately 300 clients and maintains databases of over 72 million active subscribers for its client publishers. In a typical month, Kable produces approximately 87 million mailing labels for its client publishers and also processes over 27 million pieces of outgoing mail for these clients.

There are a number of companies that perform fulfillment services for publishers and with which Kable competes, including one that is much larger than Kable. Since publishers often utilize only a single fulfillment company for a particular publication, there is intense competition to obtain fulfillment contracts with publishers. Competition for non-publisher clients is also intense. Kable has a sales staff whose primary task is to solicit fulfillment business.

Newsstand Distribution Services

In its Newsstand Distribution Services operation, Kable distributes magazines for approximately 250 publishers. Among the titles are many special interest magazines, including various puzzle, automotive, men's sophisticates, comics, romance and sports. In a typical month, Kable distributes to wholesalers almost 59 million copies of various titles. Kable coordinates the movement of the publications from its publisher clients to approximately 100 independent wholesalers. The wholesalers in turn sell the publications to major retail chains and independent retail outlets. All parties generally have full return rights for unsold copies. The newsstand distribution business accounted for 14% of Kable's revenues in 2007.

While Kable may not handle all publications of an individual publisher client, it usually is the exclusive distributor into the consumer marketplace for the publications it distributes. Kable has a distribution sales and marketing force that works with wholesalers and retailers to promote magazine sales and assist in determining the appropriate number of copies of an individual magazine to be delivered to each wholesaler and ultimately each retailer serviced by that wholesaler. Kable generally does not physically

handle any product. Kable generates and delivers to each publisher's printer shipping instructions with the addresses of the wholesalers and the number of copies of product to be shipped to each. All magazines have a defined "off sale" date following which the retailers return unsold copies to the wholesalers, who destroy them after accounting for returned merchandise in a manner satisfactory to and auditable by Kable.

Kable generally makes substantial cash advances to publishers against future sales that publishers may use to help pay for printing, paper and production costs prior to the product going on sale. Kable is usually not paid by wholesalers for product until some time after the product has gone on sale, and is therefore exposed to potential credit risks with both publishers and wholesalers. Kable's ability to limit its credit risk is dependent in part on its skill in estimating the number of copies of an issue that should be distributed and which will be sold, and on limiting its advances to the publisher accordingly.

Kable competes primarily with three other national distributors. Each of these competitors is owned by or affiliated with a magazine publishing company. Such companies publish a substantial portion of all magazines published in the United States, and the competition for the distribution rights to the remaining publications is intense. In addition, there has been a major consolidation and reduction in the number of wholesalers to whom Kable distributes magazines arising from changes within the magazine distribution industry in recent years. As a result, three of these wholesalers accounted for approximately 66% of the fiscal 2007 gross billings of the Newsstand Distribution Services operations, which is common for the industry, and approximately 43% of Kable's consolidated accounts receivable were due from these wholesalers at April 30, 2007.

Item 1A. Risk Factors

The risks described below are among those that could materially and adversely affect the Company's business, financial condition or results of operations. These risks could cause actual results to differ materially from historical experience and from results predicted by any forward-looking statements related to conditions or events that may occur in the future. These risks are not the only risks the Company faces, and other risks include factors not presently known as well as those that are currently considered to be less significant.

Real Estate Operations

The Company's real estate assets are concentrated in one market, Rio Rancho, New Mexico, meaning the Company's results of operations and future growth may be limited or affected by economic changes in that market.

Substantially all of the Company's real estate assets are located in Rio Rancho, which is adjacent to Albuquerque, New Mexico. As a result of this geographic concentration, the Company could be affected by changes in economic conditions in this region from time to time, including economic contraction due to, among other things, the failure or downturn of key industries and employers. The Company's results of operations, future growth or both may be adversely affected if the demand for residential or commercial real estate declines in the Rio Rancho area as a result of changes in economic conditions.

A downturn in the business of Rio Rancho's largest employer could adversely affect the Company's real estate development business there.

Intel Corporation, the largest employer in Rio Rancho with approximately 4,700 full-time employees at April 30, 2007, operates a large semiconductor manufacturing facility there and has announced its plan to retool this facility. On May 3, 2007, Intel Corporation announced a workforce reduction at that facility starting in August 2007 of at least 1,000 jobs. If Intel Corporation's presence in Rio Rancho were to continue to diminish for any reason, such as in response to a downturn in its semiconductor manufacturing business, the Rio Rancho real estate market and consequently the Company's land development business located there could be adversely affected.

As Rio Rancho's population continues to grow, the Company's land development activities in that market may be subject to greater limitations than they have been historically.

When the Company acquired its core real estate inventory in Rio Rancho over 40 years ago, the area was not developed and had a low population. As of April 30, 2007, Rio Rancho was the third largest city in New Mexico and had a population of approximately 76,000. As Rio Rancho's population continues to grow, the Company may be unable to engage in development activities comparable to those the Company has engaged in historically. Local community or political groups may oppose the Company's development plans or require modification of those plans, which could cause delays or increase the cost of the Company's development projects. In addition, zoning density limitations, "slow growth" provisions or other land use regulations implemented by state, city or local governments could further restrict the Company's development activities or those of its homebuilder customers, or could adversely affect financial returns from a given project, which could adversely affect the Company's results of operations.

The Company's real estate assets are diminishing over time, meaning long-term growth in the real estate business will require the acquisition of additional real estate assets, possibly by expanding into new markets.

Substantially all of the Company's real estate revenues are derived from sales of the Company's core inventory in Rio Rancho. This property was acquired more than 40 years ago, and each time the Company develops and sells real estate to customers in Rio Rancho, the Company's real estate assets diminish. As of April 30, 2007, the Company owned approximately 17,550 acres in Rio Rancho out of an original purchase of approximately 91,000 acres. The continuity and future growth of the Company's real estate business will require that the Company acquire new properties in or near Rio Rancho or expand to other markets to provide sufficient assets to maintain the Company's current level of operations and revenues. While the Company holds two properties in Colorado, it has not for many years made any significant attempt to identify a development opportunity similar to the one the Company has undertaken in Rio Rancho, and there can be no assurance that the Company will be able to identify such an opportunity in another market. If the Company does not acquire new real estate assets, its real estate holdings will continue to diminish, which will adversely affect the Company's ability to continue its real estate operations at their current level.

The Company's remaining Rio Rancho real estate is not all in contiguous blocks, which may adversely affect the Company's ability to sell lots at levels comparable with the recent past.

Of the 17,550 acres in Rio Rancho the Company owned at April 30, 2007, approximately 4,600 acres were in contiguous blocks that are being developed or are suitable for development, and approximately 1,900 acres were in areas with a high concentration of ownership, where the Company owns more than 50% of the lots in the area, suitable for special assessment districts or city redevelopment areas that may allow for future development under the auspices of local government. The balance is in scattered lots, where the Company owns less than 50% of the lots in the area, that may require the purchase of a sufficient number of adjoining lots to create tracts suitable for development or that the Company may attempt to sell individually or in small groups. As the Company's land sales continue and the amount of the Company's contiguous and highly concentrated lots diminishes, the Company's ability to continue to sell lots and generate land sale revenues at the levels of the recent past may be adversely affected, which would have an adverse effect on the Company's results of operations.

The Company may not be able to acquire properties or develop them successfully.

If the Company is able to identify a development opportunity similar to the one it has undertaken in Rio Rancho, the success of the Company's real estate segment will still depend in large part upon its ability to acquire additional properties on satisfactory terms and to develop them successfully. If the Company is unable to do so, its results of operations could be adversely affected.

The acquisition, ownership and development of real estate is subject to many risks that may adversely affect the Company's results of operations, including the risks that:

- the Company may not be able to acquire a desired property because of competition from other real estate investors with greater capital than the Company has;

- the Company may not be able to obtain financing on acceptable terms, or at all;
- an adverse change in market conditions during the interval between acquisition and sale of a property may result in a lower than originally anticipated profit;
- the Company may underestimate the cost of development required to bring an acquired property up to standards established for the market position intended for that property;
- acquired properties may be located in new markets where the Company may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- the Company may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations, and this could have an adverse effect on its results of operations.

The Company's real estate development activities have been primarily limited to a single market, and it may face substantially more experienced competition in acquiring and developing real estate in new markets.

Since the Company's real estate acquisition and development activities have been primarily limited to the Rio Rancho market, the Company does not have extensive experience in acquiring real estate in other markets or engaging in development activities in multiple markets simultaneously. Should the Company seek to acquire additional real estate in new markets, competition from other potential purchasers of real estate could adversely affect the Company's operations. Many of these entities may have substantially greater experience than the Company has in identifying, acquiring and developing real estate opportunities in other markets and in managing real estate developments in multiple markets. These entities may also have greater financial resources than the Company has and may be able to pay more than the Company can or accept more risk than the Company is willing to accept to acquire real estate. These entities also may be less sensitive to risks with respect to the costs or the geographic concentration of their investments. This competition may prevent the Company from acquiring the real estate assets the Company seeks, or increase the cost of properties that the Company does acquire. Competition may also reduce the number of suitable investment opportunities available to the Company or may increase the bargaining power of property owners seeking to sell.

The Company will likely compete for real estate investment opportunities with, among others, insurance companies, pension and investment funds, partnerships, real estate or housing developers, investment companies, real estate investment trusts (REITs), and owner/occupants.

Properties that the Company acquires may have defects that are unknown to the Company.

Although the Company generally performs due diligence on prospective properties before they are acquired, and on a periodic basis after acquisition, any of the properties the Company may acquire may have characteristics or deficiencies unknown to the Company that could adversely affect the property's value or revenue potential or, in the case of environmental or other factors, impose liability on the Company, which could be significant.

The Company is subject to substantial legal, regulatory and other requirements regarding the development of land and requires government approvals, which may be denied, and thus the Company may encounter difficulties in obtaining entitlements on a timely basis, which could limit its ability to sell land at levels comparable with the recent past.

There are many legal, regulatory and other requirements regarding the development of land, which may delay the start of planned development activities, increase the Company's expenses or limit the Company's customers' development activities. Development activities performed in connection with real estate sales include obtaining necessary governmental approvals, acquiring access to water supplies, installing utilities and necessary storm drains and building or improving roads. Numerous local, state and federal statutes, ordinances and rules and regulations, including those concerning zoning, resource protection and environmental laws, regulate these tasks. These regulations often provide broad discretion to the governmental authorities that regulate these matters and from whom the Company must obtain

necessary approvals. The approval process can be lengthy and delays can increase the Company's costs, as well as the costs for the primary customers of the Company's real estate business (residential and commercial developers). Failure to obtain necessary approvals could significantly adversely affect the Company's real estate development activities and its results of operations.

Increases in taxes or governmental fees would increase the Company's costs. Also, adverse changes in tax laws could reduce customer demand for land for commercial and residential development.

Increases in real estate taxes and other local governmental fees, such as fees imposed on developers to fund schools, open space and road improvements or to provide low and moderate income housing, would increase the Company's costs and have an adverse effect on the Company's operations. In addition, increases in local real estate taxes or changes in income tax laws that would reduce or eliminate tax deductions or incentives could adversely affect homebuilders' potential customer demand and could adversely affect future land sales by the Company to those homebuilders.

Unless the City of Rio Rancho supplements its current water supply, development of the Company's remaining Rio Rancho land may be adversely affected.

All of the Company's future Rio Rancho land development will require water service from the City of Rio Rancho or from another source. While the city has not denied any development in the past due to a shortage of water supply, it has recently expressed concerns that its current water supply cannot support growth indefinitely. Although the city is currently pursuing various methods to supplement its water supply, if it is unsuccessful, development of the Company's remaining Rio Rancho land could be adversely affected.

The Company may be subject to environmental liability.

Various laws and regulations impose liability on real property owners and operators for the costs of investigating, cleaning up and removing contamination caused by hazardous or toxic substances at the property. In the Company's role as a property owner or developer, the Company could be held liable for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether the Company knew of, or was responsible for, the presence of the hazardous or toxic substances. If the Company fails to disclose environmental issues, it could also be liable to a buyer or lessee of the property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. If the Company incurs any such liability that is material, its results of operations would be adversely affected.

Real estate is a cyclical industry, and the Company's results of operations could be adversely affected during cyclical downturns in the industry.

During periods of economic expansion, the real estate industry typically benefits from an increased demand for developable land. In contrast, during periods of economic contraction, the real estate industry is typically adversely affected by a decline in demand. For example, beginning in early 2007 increased defaults under sub-prime mortgages led to significant losses for the companies offering such mortgages and contributed to a downturn in the residential housing market. Further, real estate development projects typically begin, and financial and other resources are committed, long before the real estate project comes to market, which could be during a time when the real estate market is depressed. There can be no assurance that an increase in demand or an economic expansion will be sustained in the Rio Rancho market, where the Company's core real estate business is based and operates, or in any other new market into which the Company expands its real estate operations. Any of the following (among other factors, including those mentioned elsewhere in this report) could cause a general decline in the demand for residential or commercial real estate which, in turn, could contribute to a cyclical downturn in the real estate development industry that could have an adverse effect on the Company's results of operations:

- changes in government regulation;
- periods of general economic slowdown or recession;
- rising interest rates and a decline in the general availability or affordability of mortgage financing;

- adverse changes in local or regional economic conditions;
- shifts in population away from the markets that the Company serves;
- tax law changes, including potential limits on, or elimination of, the deductibility of certain mortgage interest expense, real property taxes and employee relocation expenses; and
- acts of God, including hurricanes, earthquakes and other natural disasters.

Changing market conditions may adversely affect companies in the real estate industry who rely upon credit in order to finance their purchases of land from the Company.

Changes in interest rates and other economic factors can dramatically affect the availability of capital for the Company's developer customers. Residential and commercial developers to whom the Company frequently sells land typically rely upon third party financing to provide the capital necessary for their acquisition of land. Changes in economic and other external market conditions may result in a developer's inability to obtain suitable financing, which could adversely impact the Company's ability to sell land, or force the Company to sell land at lower prices, which would adversely affect its results of operations.

Changes in general economic, real estate development or other business conditions could adversely affect the Company's business and its financial results.

A significant percentage of the Company's real estate revenues are derived from customers in the residential homebuilding business, which is particularly sensitive to changes in economic conditions and factors such as the level of employment, consumer confidence, consumer income, availability of mortgage financing and interest rates. Adverse changes in any of these conditions could decrease demand for homes generally and therefore affect the pricing of homes and in turn the price of land sold to developers, which could adversely affect the Company's results of operations.

A number of contracts for individual Rio Rancho home site sales made prior to 1977 require the Company to exchange land in areas where utilities are not installed for land in an area that is serviced by utilities.

In connection with certain individual Rio Rancho home site sales made prior to 1977, if water, electric and telephone utilities have not reached the lot site when a purchaser is ready to build a home, the Company is obligated to exchange a lot in an area then serviced by such utilities for the lot of the purchaser, without cost to the purchaser. Although this has not been the case in the past, if the Company were to experience a large number of requests for such exchanges in the future, the Company's results of operations could be adversely impacted.

If subcontractors are not available to assist in completing the Company's land development projects, the Company may not be able to complete those projects on a timely basis.

The development of land on a timely basis is critical to the Company's ability to complete development projects in accordance with the Company's contractual obligations. The availability of subcontractors in the markets in which the Company operates can be affected by factors beyond the Company's control, including the general demand for these subcontractors by other developers. If subcontractors are not available when the Company requires their services, the Company may experience delays or be forced to seek alternative suppliers, which may increase costs or adversely affect the Company's ability to sell land on a timely basis.

Land investments are generally illiquid, and the Company may not be able to sell the Company's properties when it is economically or otherwise important to do so.

Land investments generally cannot be sold quickly, and the Company's ability to sell properties may be affected by market conditions. The Company may not be able to diversify or vary its portfolio promptly in accordance with its strategies or in response to economic or other conditions. The Company's ability to pay down debt, reduce interest costs and acquire properties is dependent upon its ability to sell the properties it has selected for disposition at the prices and within the deadlines the Company has established for each property.

Risks Related to the Company's Media Service Operations

The Company's media services operations could face increased costs and business disruption from instability in the newsstand distribution channel.

The Company extends credit to various newsstand distribution services customers, whose credit worthiness and financial position may be affected by changes in economic or other external conditions. Financial instruments that may potentially subject the Company to a significant concentration of risk primarily consist of trade accounts receivable from wholesalers in the magazine distribution industry. Due to industry consolidation, four wholesalers represent approximately 75% of the wholesale magazine distribution business, and the insolvency of any of them could have a material adverse impact on the Company's results of operations and financial condition. In addition, due to the significant concentration, should there be a disruption in the wholesale channel, it could impede the Company's ability to distribute magazines to the retail marketplace.

Almost all of the Company's revenues in the Company's newsstand distribution services business are derived from sales made on a fully returnable basis, and an error in estimating expected returns could cause a misstatement of revenues for the period affected.

As is customary in the magazine distribution industry, almost all of the Company's revenues in its newsstand distribution services business segment are derived from sales made on a fully returnable basis, meaning that customers may return unsold copies of magazines for credit. During the Company's fiscal year ended April 30, 2007, customers ultimately returned for credit approximately 68% of the magazines initially distributed by the Company. The Company recognizes revenues from the distribution of magazines at the time of delivery to the wholesalers, less a reserve for estimated returns that is based on historical experience and recent sales data on an issue-by-issue basis. Although the Company has the contractual right to return these magazines for offsetting credits from the publishers from whom the magazines are purchased, an error in estimating the percentage of returns at the end of an accounting period could have the effect of understating or overstating revenues in the period affected, which misstatement would have to be adjusted in the subsequent period when the actual return information became known.

The introduction and increased popularity of alternative technologies for the distribution of news, entertainment and other information and the resulting shift in consumer habits and advertising expenditures from print to other media could adversely affect the Company's media services business segments.

Revenues in the Company's media services business segments are principally derived from services the Company performs for traditional publishers. Historically, a reduction in the demand for the Company's newsstand distribution services due to lower sales of magazines at newsstands has often been at least partially offset by an increase in demand for the Company's fulfillment services as consumers affected by the reduction in newsstand distribution instead sought publications through subscription. However, the distribution of news, entertainment and other information via the Internet has become increasingly popular, and consumers increasingly rely on personal computers, cellular phones or other electronic devices for such information. The resulting shift of advertising dollars from traditional print media to online media could adversely affect the publishing industry in general and have a negative impact on both the Company's fulfillment and newsstand distribution segments due to the shift in consumer demand away from print media and toward digital downloading and other delivery methods.

The Company's publisher customers face increased costs for paper and postal rates. This could have a negative affect on their operating income, and this in turn could negatively affect the Company's media services operations.

The Company's publisher customers' principal raw material is paper. Paper prices have fluctuated over the past several years, and significant unanticipated increases in paper prices could adversely affect a publisher customer's operating income. Postage for magazine distribution and direct solicitation is another significant operating expense of the Company's publisher customers, which primarily use the U.S. Postal Service to distribute their products. The U.S. Postal Service implemented a postal rate increase of 5.1% effective May 14, 2007, and a further rate increase for magazines effective July 15, 2007. Any significant increases in paper costs or postal rates that publishers are not able to offset could have a negative affect

on their operating income, and this in turn could negatively affect the Company's media services operations.

Competitive pressures may result in a decrease in the Company's revenues and profitability.

The fulfillment and newsstand distribution services businesses are highly competitive, and some of the Company's competitors have financial resources that are substantially greater than the Company's. The Company experiences significant price competition in the markets in which it competes. Competition in the Company's media services businesses may come not only from other service providers, but also from the Company's customers, who may choose to develop their own internal fulfillment or distribution operations, thereby reducing demand for the Company's services. Competitive pressures could cause the Company's media services businesses to lose market share or result in significant price erosion that could have an adverse effect on the Company's results of operations.

The Company's operating results depend in part on successful research, development and marketing of new or improved services and data processing capabilities and could suffer if the Company is not able to continue to successfully implement new technologies.

The Company operates in highly competitive markets that are subject to rapid change, and must therefore continue to invest in developing technologies and to improve various existing systems in order to remain competitive. There are substantial uncertainties associated with the Company's efforts to develop new technologies and services for the magazine fulfillment and distribution markets the Company serves. The Company makes significant investments in new information processing technologies and services that may or may not prove to be profitable. Even if these developments are profitable, the operating margins resulting from their application would not necessarily result in an improvement over the Company's historical margins.

The Company may not be able to successfully introduce new services and data processing capabilities on a timely and cost-effective basis.

The success of new and improved services depends on their initial and continued acceptance by the publishers and other customers with whom the Company conducts business. The Company's media services businesses are affected, to varying degrees, by technological change and shifts in customer demand. These changes result in the transition of services provided and increase the importance of being "first to market" with new services and information processing innovations. Difficulties or delays in the development, production or marketing of new services and information processing capabilities may be experienced, and may adversely affect the Company's results of operations. These difficulties and delays could also prevent the Company from realizing a reasonable return on the investment required to bring new services and information processing capabilities to market on a timely and cost effective basis.

The Company's operations could be disrupted if its information systems fail, causing increased expenses and loss of sales.

The Company's business depends on the efficient and uninterrupted operation of its systems and communications capabilities, including the maintenance of customer databases for billing and label processing, and the Company's magazine distribution order regulation system. If a key system were to fail or experience unscheduled downtime for any reason, even if only for a short period, the Company's operations and financial results could be adversely affected. The Company's systems could be damaged or interrupted by a security breach, fire, flood, power loss, telecommunications failure or similar events. The Company has a formal disaster recovery plan in place, but this plan may not entirely prevent delays or other complications that could arise from an information systems failure. The Company's business interruption insurance may not adequately compensate the Company for losses that may occur.

The Company depends on the Internet to deliver some services, which may expose the Company to various risks.

Many of the Company's operations and services, including order taking on behalf of customers and communications with customers and suppliers, involve the use of the Internet. The Company is therefore subject to factors that adversely affect Internet usage, including the reliability of Internet service providers that, from time to time, have operational problems and experience service outages. Additionally, as the

Company continues to increase the services it provides using the Internet, the Company is increasingly subject to risks related to the secure transmission of confidential information over public networks. Failure to prevent security breaches of the Company's networks or those of its customers, or a security breach affecting the Internet in general could adversely affect the Company's results of operations.

The Company is subject to extensive rules and regulations of credit card associations.

The Company processes a large number of credit card transactions on behalf of its fulfillment services customers and is thus subject to the extensive rules and regulations of the leading credit card associations. The card associations modify their rules and regulations from time to time and the Company's inability to anticipate changes in rules, regulations or the interpretation or application thereof may result in substantial disruption to its business. In the event that the card associations or the sponsoring banks determine that the manner in which the Company processes certain card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations that prohibit or restrict the manner in which the Company processes card transactions, the Company may be forced to modify the manner in which it operates, which may increase costs, or cease processing certain types of transactions altogether, either of which could have a negative impact on its business. As an example of the card associations amending their regulations, Kable is now required to comply with the Payment Card Industry (PCI) Data Security Standard. The Company is currently implementing detailed plans at its fulfillment services locations where credit card transactions are processed in order to achieve compliance with the PCI Data Security Standard, but if the Company is found to be in non-compliance with this standard, it may be subject to substantial penalties and fines.

A failure to successfully migrate customers at the Company's Colorado fulfillment services location from an outsourced data processing system to an internal system may burden the Company with continued additional costs.

Since the 2003 acquisition of the Company's Colorado fulfillment services business from Electronic Data Systems Corporation ("EDS"), the Company has outsourced to an EDS-owned data processing system a substantial portion of the data processing required to service the Colorado business, but has intended to move that activity in-house when it had a suitable internal data processing system. The Company has been developing an expanded internal data processing platform to service the Colorado business along with the Company's pre-existing fulfillment services business. Palm Coast Data, which was acquired by the Company in January 2007, also maintains an internal fulfillment services data processing system. The Company is currently in the process of migrating its Colorado fulfillment services customers away from the EDS system to the Company's internal systems. The migration process is technically complex and the Company is encountering unanticipated problems that have delayed its full implementation. Should the Company continue to encounter such problems and delays, it may continue to be burdened with its outsourcing and additional development costs, and it may result in a devaluation of its investment in the expanded data processing platform.

If the Company cannot efficiently integrate the constituents of its fulfillment business, it may not realize the expected benefits of the acquisition of Palm Coast, and the resources and attention required for successful integration may interrupt the existing fulfillment business.

In January 2007, the Company acquired Palm Coast, which is, like the Company, a leading United States provider of fulfillment services to the magazine publishing industry. An important objective of the Company is to integrate the Company's existing fulfillment business with that of Palm Coast and thereby reduce costly duplications. There is a significant degree of difficulty involved in this process. The maintenance of ongoing operations of each business while integrating the businesses will depend on the Company's ability to retain key officers and personnel while it simultaneously proceeds to expand its operational and financial systems. This increase in operating complexities may have a negative near and long-term effect on the Company's anticipated benefits resulting from the acquisition.

Other Business Risks

The Company may be unable to obtain financing on acceptable terms, which could preclude it from continuing operations at their current levels, or from making future acquisitions.

The Company's operations depend on its ability to obtain financing for the development of land in the real estate business and for working capital and capital expenditure requirements in the media services business, or for making future acquisitions. If the Company is not able to obtain suitable financing, its costs could increase and its revenues could decrease, or the Company could be precluded from continuing its operations at current levels or from making future acquisitions. Increases in interest rates can make it more difficult and expensive to obtain the funds needed to operate the Company's businesses. The applicable interest rates on the revolving bank credit facilities that the Company has in place fluctuate based on changes in short-term interest rates. Increases in interest rates would increase the Company's interest expense and adversely affect the Company's results of operations or its ability to make acquisitions.

The Company may engage in future acquisitions and may encounter difficulties in integrating the acquired businesses, and, therefore, may not realize the anticipated benefits of the acquisitions in the time frames anticipated, or at all.

From time to time, the Company may seek to grow through strategic acquisitions intended to complement or expand one or more of its business segments, such as the acquisition of Palm Coast in January 2007, or to enable the Company to enter a new business. The success of these transactions will depend in part on the Company's ability to integrate the systems and personnel acquired in these transactions into its existing business without substantial costs, delays or other operational or financial problems. The Company may encounter difficulties in integrating acquisitions with the Company's operations or in separately managing a new business. Furthermore, the Company may not realize the degree of benefits that the Company anticipates when first entering into a transaction, or the Company may realize benefits more slowly than it anticipates. Any of these problems or delays could adversely affect the Company's results of operations.

The Company's current management and internal systems may not be adequate to handle the Company's growth.

To manage the Company's future growth, the Company's management must continue to improve operational and financial systems and to expand, train, retain and manage the Company's employee base. As the Company continues to grow, it will also likely need to recruit and retain additional qualified management personnel, and its ability to do so will depend upon a number of factors, including the Company's results of operations and prospects and the level of competition then prevailing in the market for qualified personnel. At the same time, the Company will likely be required to manage an increasing number of relationships with various customers and other parties. If the Company's management personnel, systems, procedures and controls are inadequate to support its operations, expansion could be slowed or halted and the opportunity to gain significant additional market share could be impaired or lost. Any inability on the part of the Company's management to manage the Company's growth effectively may adversely affect its results of operations.

The Company's business could be seriously harmed if the Company's accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes.

Although the Company evaluates its internal controls over financial reporting and the Company's disclosure controls and procedures at the end of each quarter, any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's results of operations.

In addition, there can be no assurance that the Company's internal control systems and procedures, or the integration of Palm Coast or any other future acquisitions and their respective internal control systems and procedures, will not result in or lead to a future material weakness in the Company's internal controls, or that the Company or its independent registered public accounting firm will not identify a material weakness

in the Company's internal controls in the future. If the Company's internal controls over financial reporting are not considered adequate, the Company may experience a loss of public confidence, which could have an adverse effect on the Company's business and the price of the Company's common stock.

Further, deficiencies or weaknesses that are not yet identified by the Company could emerge and the identification and correction of those deficiencies or weaknesses could have an adverse effect on the Company's results of operations.

The Company's pension plan, which the Company froze in 2004, is currently underfunded and may require additional cash contributions.

The Company's pension plan was underfunded on a generally accepted accounting principles basis by approximately $1.2 million at April 30, 2007. The Company froze the pension plan effective March 1, 2004 so that from that date there would be no new participants in the plan and the existing participants' future compensation would not affect their pension benefits. A key assumption underlying the actuarial calculations upon which the Company's accounting and reporting obligations for the pension plan are based is an assumed investment rate of return of eight percent. If the pension plan assets do not realize the expected rate of return, or if any other assumptions are incorrect or are modified, the Company could be required to make contributions to the pension plan until the plan is fully funded, which could limit the Company's financial flexibility.

The Company's quarterly operating results can fluctuate significantly.

The Company has experienced, and is likely to continue to experience, significant fluctuations in its quarterly operating results, which may adversely affect the Company's stock price. Future quarterly operating results may not align with past trends as a result of numerous factors, including many factors that result from the unpredictability of the nature and timing of real estate land sales, the variability in gross profit margins and competitive pressures.

Changes in the Company's income tax estimates could affect profitability.

In preparing the Company's consolidated financial statements, significant management judgment is required to estimate the Company's income taxes. The Company's estimates are based on its interpretation of federal and state tax laws and regulations. The Company estimates actual current tax due and assesses temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet. Adjustments may be required by a change in assessment of the Company's deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, the Company will include the adjustments in the tax provision in its financial statements. These adjustments could have an adverse effect on the Company's financial position, cash flows and results of operations.

The price of the Company's common stock over the past year has been volatile. This volatility may make it difficult for shareholders to sell the Company's common stock, and the sale of substantial amounts of the Company's common stock could adversely affect the price of the Company's common stock.

The market price for the Company's common stock varied between a high of $149.99 and a low of $34.55 per share in the twelve months ended April 30, 2007. This volatility may make it difficult for a shareholder to sell the Company's common stock, and the sale of substantial amounts of the Company's common stock could adversely affect the price of the common stock. The Company's stock price is likely to continue to be volatile and subject to significant price fluctuations in response to market and other factors, including the other factors discussed in "Risk Factors," and:

- variations in the Company's quarterly operating results, which could be significant;
- revisions in securities analysts' estimates;
- material announcements by the Company or the Company's competitors;

- sales of a substantial number of shares of the Company's common stock; and
- adverse changes in general market conditions or economic trends.

In addition to the factors discussed above, the Company's common stock is relatively thinly traded, which means that large transactions in the Company's common stock may be difficult to conduct in a short time frame and may cause significant fluctuations in the price of the Company's common stock. The average daily trading volume in the Company's common stock on the New York Stock Exchange over the ten-day trading period ending on April 30, 2007 was approximately 130,000 shares per day. Further, there have been, from time to time, significant "short" positions in the Company's common stock, consisting of borrowed shares sold, or shares sold for future delivery, which may not have been borrowed. The Company does not know whether any of these short positions are covered by "long" positions owned by the short sellers. For example, the short interest in the Company's common stock, as reported by the New York Stock Exchange on June 15, 2007, was 2,259,331 shares, or approximately 30.5% of the Company's outstanding shares. Any attempt by the short sellers to liquidate their positions over a short period of time could cause significant volatility in the price of the Company's common stock.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company becomes involved in securities class action litigation in the future, it could result in substantial costs and diversion of the Company's management's attention and resources and could harm the Company's stock price, business, prospects, results of operations and financial condition. In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of the Company's common stock.

The Company has a principal shareholder whose interests may conflict with other investors.

The Company has a principal shareholder, Nicholas G. Karabots, who, together with certain of his affiliates, currently owns approximately 55% of the Company's outstanding common stock. As a result, this principal shareholder exercises significant influence over the Company's major decisions, including through his ability to vote for the members of the Company's Board of Directors. Because of this voting power, the principal shareholder could influence the Company to make decisions that might run counter to the wishes of the Company's other investors generally. In addition, publishing companies owned or controlled by the Company's principal shareholder are also significant customers of the Company's distribution business, and, as a result, the shareholder may have business interests with respect to the Company that differ from or conflict with those of other holders of the Company's common stock.

Although the Company has paid dividends in each of the last five fiscal years, the Company has no regular dividend policy and offers no assurance of any future dividends. Any short-term return on an investment in the Company's stock will depend on its market price.

On July 16, 2007, the Board of Directors declared a special cash dividend of $1.00 per common share payable on August 24, 2007 to shareholders of record at the close of business on August 10, 2007. The Company has also paid special dividends on its common stock following the preceding four fiscal years starting in 2003 of $0.25, $0.40, $0.55 and $0.85, with an additional special dividend of $3.50 paid in January 2006. The Board has now approved special dividends payable on its common stock in the past five fiscal years and has stated that it may consider special dividends from time-to-time in the future in light of conditions then existing, including earnings, financial condition, cash position, and capital requirements and other needs. Notwithstanding such statement and the status of such future conditions, no assurance is given that there will be any such future dividends declared or that future dividend declarations, if any, will be commensurate in amount or frequency with past dividends.

The Company is currently a "controlled company" within the meaning of the New York Stock Exchange rules. As a result, the Company is exempt from certain corporate governance requirements and will not need to fully comply with those requirements until one year after the Company is no longer a "controlled company."

Because Nicholas G. Karabots and certain of his affiliates together currently own more than 50% of the voting power of the Company's common stock, the Company is considered a "controlled company" for the

purposes of the rules and regulations of the New York Stock Exchange. As such, the Company is permitted, and has elected, to opt out of the New York Stock Exchange requirements that would otherwise require its compensation and human resources committee to consist entirely of independent directors. The Company has also opted not to have a nominating/corporate governance committee as required by the New York Stock Exchange for non-controlled companies. At such time, if any, as the Company is no longer considered a "controlled company" for purposes of the rules and regulations of the New York Stock Exchange, those rules and regulations provide for a twelve month transition period during which the Company will not need to fully comply with the otherwise applicable requirements. The Company will not be required to have entirely independent compensation and human resources and nominating/corporate governance committees until twelve months following the date on which it ceases to be a controlled company, although the Company will need to phase in independent members for each of these committees starting on the date that it ceases to be a controlled company. While the Company remains a controlled company and during any transition period following the Company's ceasing to be a controlled company, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Oklahoma law and the Company's charter documents may impede or discourage a takeover, which could cause the market price of the Company's common stock to decline.

The Company is an Oklahoma corporation, and the anti-takeover provisions of Oklahoma law impose various impediments to the ability of a third party to acquire control of the Company, even if a change in control would be beneficial to the Company's existing shareholders. The Company's by-laws generally prohibit the Company from engaging in business combinations and other transactions with an "interested shareholder" unless the holders of at least two-thirds of the Company's then outstanding common stock approve the transaction.

In addition to these by-law restrictions, some provisions of the Company's amended certificate of incorporation and by-laws may discourage certain acts involving a fundamental change of the Company. For example, the Company's amended certificate of incorporation and its by-laws contain certain provisions that:

- classify the Company's Board of Directors into three classes, each of which serves for a term of three years, with one class being elected each year; and
- prohibit shareholders from calling a special meeting of shareholders.

Because the Company's Board of Directors is classified and the Company's certificate of incorporation and by-laws do not otherwise provide, Section 1027 of the Oklahoma General Corporation Act permits the removal of any member of the board of directors only for cause. These provisions could impede a merger, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for the Company's common stock, which, under certain circumstances, could reduce the market price of the Company's common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company's executive offices are located in approximately 2,000 square feet of leased space in an office building in Princeton, New Jersey. Real Estate operations are based in approximately 5,400 square feet of leased space in an office building in Rio Rancho, New Mexico. In addition, other real estate inventory and investment properties are described in Item 1. Kable's executive offices are based in New York City, and these offices together with the production, administration, sales and other facilities for its Fulfillment Services and Newsstand Distribution Services businesses are located in sixteen owned or leased facilities which, in the aggregate, comprise approximately 800,000 square feet of space in Mt. Morris, Illinois, Palm Coast, Florida, Marion, Ohio, Louisville, Colorado, New York City and Cerritos, California. The Company believes its facilities are adequate for its current and anticipated requirements.

Item 3. Legal Proceedings

A. In May 2000, a civil action was commenced in the United States District Court for the Southern District of New York entitled United Magazine Company, et al. v. Murdoch Magazines Distribution, Inc., et al. The Complaint was filed by five affiliated magazine wholesalers and a related service company (collectively referred to as "Unimag") against Murdoch, a national distributor of magazines, and Chas. Levy Circulating Co., a magazine wholesaler. An Amended Complaint was filed in August 2000, in which the Company's Kable News Company, Inc. subsidiary and three other national distributors were added as defendants. Motions by the defendants to dismiss the Amended Complaint were granted, with leave to the plaintiffs to replead specified claims. In June 2001, a Second Amended Complaint was filed which included two claims against Kable News: (i) violation of the Robinson-Patman Act, which generally prohibits discriminatory pricing, and (ii) breach of fiduciary duty.

The defendants moved to dismiss the Second Amended Complaint. The court denied the motions with respect to the Robinson-Patman Act claim but dismissed the claim for breach of fiduciary duty. Kable News then answered the Robinson-Patman Act claim, denying the material allegations and asserting affirmative defenses. Kable News also asserted counterclaims to recover certain unpaid debts from Unimag.

Pursuant to an order of a United States Magistrate Judge in October 2003, Unimag presented each of the defendants with an analysis of its damage claim against such defendant. The damage claim against Kable News amounts to approximately $15.2 million; any damages awarded would be trebled.

Pretrial discovery has been completed. The action against Levy was settled, and the remaining defendants moved for summary judgment. In September 2005, the court granted the motion for summary judgment of the defendants, including Kable News, and judgment in favor of the defendants was entered late September 2005. Unimag filed an appeal of the judgment on July 5, 2006. Briefs have been filed on behalf of all of the parties. The appellate court has not yet scheduled oral argument.

In April 2006, Unimag entered into a consent judgment in favor of Kable News on the counterclaims of Kable News for $4,159,770, plus interest at the rate of 6% per annum from September 30, 1999, and Kable News agreed not to enforce the judgment until the action has been concluded. Unimag is no longer in business and does not appear to have the assets to pay that judgment.

B. The Company and its subsidiaries are involved in various other claims and legal actions arising in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management believes that they will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2007.

Executive Officers of the Registrant

Set forth below is certain information concerning persons who are the current executive officers of the Company.

Name	Office Held / Principal Occupation for Past Five Years	Age
James Wall	Senior Vice President of the Company since 1991; Chairman, President and Chief Executive Officer of AMREP Southwest Inc. since 1991.	70
Peter M. Pizza	Vice President and Chief Financial Officer of the Company since 2001; Vice President and Controller of the Company from 1997 to 2001.	56

Irving Needleman	Vice President, General Counsel and Secretary of the Company since November 2006. Of counsel to the law firm of McElroy, Deutsch, Mulvaney & Carpenter, LLP from September 2005 to October 2006. Partner in the law firm of Jacobs Persinger & Parker for more than four years prior to September 2005.	69
Michael P. Duloc	President and Chief Executive Officer of Kable Media Services, Inc. since June 1, 2007; President of Kable's Newsstand Distribution Services business since 1996 and Chief Operating Officer of that business until June 2007; President and Chief Operating Officer of Kable's Fulfillment Services business from 2000 until January 2007.	50
John Meneough	Executive Vice President, Fulfillment Services of Kable Media Services, Inc. and President and Chief Operating Officer of the Company's Fulfillment Services business since January 2007. President and Chief Executive Officer of Palm Coast Data Holdco, Inc. and Palm Coast Data LLC since 2002.	59

The executive officers are elected or appointed by the Board of Directors of the Company or its appropriate subsidiary to serve until the appointment or election and qualification of their successors or their earlier death, resignation or removal.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity

The Company's common stock is traded on the New York Stock Exchange under the symbol "AXR". On July 1, 2007, there were approximately 1,400 holders of record of the common stock. The range of high and low sales prices for the last two fiscal years by quarter is presented below:

	FIRST		SECOND		THIRD		FOURTH	
	HIGH	LOW	HIGH	LOW	HIGH	LOW	HIGH	LOW
2007	$ 65.00	$ 34.55	$ 73.70	$ 35.84	$ 149.99	$ 57.14	$ 111.75	$ 59.00
2006	$ 30.40	$ 21.58	$ 33.00	$ 24.00	$ 33.88	$ 23.22	$ 46.75	$ 27.25

Dividend Policy

On July 16, 2007, the Board of Directors declared a special cash dividend of $1.00 per common share payable on August 24, 2007 to shareholders of record at the close of business on August 10, 2007. The Company has also paid special cash dividends on its common stock following the preceding four fiscal years starting in 2003 of $0.25, $0.40, $0.55 and $0.85, with an additional special cash dividend of $3.50 paid in January 2006. The Board has now approved special dividends payable on its common stock in the past five fiscal years and has stated that it may consider special dividends from time-to-time in the future in light of conditions then existing, including earnings, financial condition, cash position, and capital requirements and other needs. Notwithstanding such statement and the status of such future conditions, no assurance is given that there will be any such future dividends declared or that future dividend declarations, if any, will be commensurate in amount or frequency with past dividends.

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total return of the Standard & Poor's 500 Index ("S&P 500 Index") and with an index comprised of the stock of 27 companies with market capitalizations similar to that of the Company ("Similar Cap Issuers"), for the five years ended April 30, 2007 (assuming the investment of $100 in the stock of the Company, the S&P 500 Index and the Similar Cap Issuers at the close of trading on April 30, 2002 and the reinvestment of all dividends). The Company cannot identify an index of issuers engaged in

operations similar to those in which it is currently engaged and therefore has determined to use the Similar Cap Issuers for purposes of comparison.



Company Name / Index	2002	2003	2004	2005	2006	2007
AMREP CORP	100	117.50	220.74	316.40	703.91	927.96
S&P 500 INDEX	100	86.69	106.53	113.28	130.74	150.66
SIMILAR CAP ISSUERS	100	87.05	159.23	134.52	166.96	175.44

The Similar Cap Issuers are: Alvarion Ltd., American Bank Incorporated, Auburn National Bancorporation, Inc., Bioenvision, Inc., Continental Materials Corporation, Criticare Systems, Inc., Empire Resorts, Inc., Fauquier Bankshares, Inc., Focus Enhancements, Inc., Franklin Covey Co., Hi-Tech Pharmacal Co., Inc., Investors Title Company, Loud Technologies Inc., Medtox Scientific, Inc., Misonix, Inc., Mocon, Inc., Novadel Pharma Inc., NTN Buzztime, Inc., Olympic Steel, Inc., Peerless Mfg. Co., Premier Financial Bancorp, Inc., RCM Technologies, Inc., Sun Hydraulics Corporation, Tele Norte Cellular Holding Company, Telecommunication Systems, Inc., Tutogen Medical, Inc., and XETA Technologies, Inc.

As a result of changes in market capitalizations from year to year, only two of the companies comprising the Similar Cap Issuer index in the Company's 2006 Proxy Statement met the criteria for inclusion in the Similar Cap Issuer index in this Form 10-K, Focus Enhancements, Inc. and Hi-Tech Pharmacal Co., Inc. The remaining companies comprising the Similar Cap Issuer index in the Company's 2006 Proxy Statement were: Abigail Adams National Bancorp, Inc., Allied Healthcare Products, Inc., American Communities Properties Trust, Ark Restaurants Corp., Bolt Technology Corporation, Cambior Inc., Champion Industries, Inc., Clean Harbors, Inc., Devcon International Corp., First Mariner Bancorp, Fortune Industries, Inc., Giga-tronics Incorporated, Goldleaf Financial Solutions, Inc., HearUSA, Inc., Horizon Bancorp (Indiana), Ipix Corporation, Mannatech, Incorporated, MFB Corp., Midsouth Bancorp, Inc., New Brunswick Scientific Co., Inc., Perficient, Inc., Schiff Nutrition International, Inc., Smith Micro Software, Inc., T-3 Energy Services, Inc. and Vitran Corporation.

Equity Compensation Plan Information

See Item 12 of Part III of this annual report on Form 10-K that incorporates such information by reference from the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 6. Selected Financial Data

The selected consolidated financial data presented below for, and as of the end of, each of the last five fiscal years has been derived from and is qualified by reference to the consolidated financial statements. The consolidated financial statements have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm. The information should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is Item 7 of Part II of this annual report on Form 10-K. These historical results are not necessarily indicative of the results to be expected in the future.

During January 2007, the Company, through a newly created subsidiary of Kable Media Services, Inc., completed the acquisition of 100% of the stock of Palm Coast Data Holdco, Inc, who, through its subsidiary, Palm Coast Data LLC, is a provider of fulfillment services for magazine publishers and others. For additional information regarding the acquisition, see Note 2 to the consolidated financial statements.

	Year Ended April 30,				
	2007	2006	2005	2004	2003
		(In thousands, except per share amounts)			
Financial Summary:					
Revenues	$ 204,839	$ 148,296	$ 134,506	$ 129,291	$ 72,189
Income from Continuing Operations	$ 46,697	$ 22,494	$ 15,588	$ 11,297	$ 6,227
Income (loss) from Discontinued Operations, net of tax	$ (1,591)	$ 3,556	$ (63)	$ 380	$ 46
Net Income	$ 45,106	$ 26,050	$ 15,525	$ 11,677	$ 6,273
Total Assets	$ 292,659	$ 189,041	$ 194,309	$ 171,165	$ 159,550
Capitalization:					
Shareholders' Equity	$ 160,004	$ 118,970	$ 117,405	$ 105,522	$ 93,828
Notes Payable	$ 32,299	$ 6,016	$ 12,054	$ 12,643	$ 18,427
Per Share:					
Earnings from Continuing Operations	$ 7.02	$ 3.39	$ 2.36	$ 1.71	$ 0.94
Income (loss) from Discontinued Operations	$ (0.24)	$ 0.54	$ (0.01)	$ 0.06	$ 0.01
Earnings Per Share-Basic and Diluted	$ 6.78	$ 3.93	$ 2.35	$ 1.77	$ 0.95
Book Value	$ 24.05	$ 17.91	$ 17.72	$ 15.97	$ 14.24
Cash Dividends	$ .85	$ 4.05	$ 0.40	$ 0.25	$ -
Shares Outstanding	6,654	6,644	6,626	6,606	6,588

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

For a description of the Company's business, refer to Item 1 of Part I of this annual report on Form 10-K.

As indicated in Item 1, the Company is primarily engaged in three business segments: the Real Estate business operated by AMREP Southwest and the Fulfillment Services and Newsstand Distribution Services businesses operated by Kable. Data concerning industry segments is set forth in Note 17 of the

notes to the consolidated financial statements. The Company's foreign sales and activities are not significant.

The following provides information that management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and accompanying notes. All references in this Item 7 to 2007, 2006 and 2005 mean the fiscal years ended April 30, 2007, 2006 and 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. The Company discloses its significant accounting policies in the notes to its audited consolidated financial statements.

The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of those financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Areas that require significant judgments and estimates to be made include: (i) the determination of revenue recognition for the Newsstand Distribution Services business, which is based on estimates of allowances for magazine returns to the Company from wholesalers and the offsetting return of magazines by the Company to publishers for credit; (ii) allowances for doubtful accounts; (iii) real estate cost of sales calculations, which are based on land development budgets and estimates of costs to complete; (iv) the determination of revenue recognition under the percentage-of-completion method for certain development contracts, which is determined based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the project; (v) cash flow and valuation assumptions in performing asset impairment tests of long-lived assets, goodwill impairment and assets held for sale; (vi) actuarially determined benefit obligations for pension plan accounting; and (vii) legal contingencies. Actual results could differ from those estimates.

There are numerous critical assumptions that may influence accounting estimates in these and other areas. Management bases its critical assumptions on historical experience, third-party data and various other estimates that it believes to be reasonable under the circumstances. Certain of the most critical assumptions made in arriving at these accounting estimates include the following: (i) Newsstand Distribution Services revenues represent commissions earned from the distribution of publications for client publishers that are recorded by the Company at the time the publications go on sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists". The publications generally are sold on a fully returnable basis, which is in accordance with prevailing trade practice. Accordingly, the Company provides for estimated returns by charges to income that are determined on an issue-by-issue basis utilizing historical experience and current sales information. The financial impact to the Company of a change in the sales estimate for magazine returns to it from its wholesalers is substantially offset by the simultaneous change in the Company's estimate of its cost of purchases since it passes on the returns to publishers for credit. As a result, the effect of a difference between the actual and estimated return rates on the Company's commission revenues is the amount of the commission attributable to the difference. The effect of an increase or decrease in the Company's estimated rate of returns of 1% during any period would be dependent upon the mix of magazines involved and the related selling prices and commission rates, but would generally result in a change in that period's net commission revenues of approximately $125,000; (ii) management determines the allowance for doubtful accounts by attempting to identify troubled accounts by analyzing the credit risk of specific customers and by using historical experience applied to the aging of accounts and, where appropriate within the real estate business, by reviewing any collateral which may secure a receivable; (iii) real estate development costs are incurred throughout the life of a project, and the costs of initial sales from a project frequently must include a portion of costs that have been budgeted based on engineering estimates or other studies, but not yet incurred; (iv) percentage-of-completion revenue recognition for certain development contracts is based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Total estimated costs, and thus contract income, are impacted by several factors including, but not limited to, changes in the costs of subcontractors, materials and equipment, productivity and scheduling; (v) asset impairment determinations (including that of goodwill, which is based on the fair value of reporting units) are based upon the intended use of assets and expected future cash flows; (vi) benefit obligations and other pension

plan accounting and disclosure is based upon numerous assumptions and estimates, including the expected rate of investment return on retirement plan assets, the interest rate used to determine the present value of liabilities (the discount rate), and certain employee-related factors such as turnover, retirement age and mortality. The effect of every 0.25% change in the investment rate of return on retirement plan assets would increase or decrease the pension expense by approximately $72,000 per year, an increase in the discount rate of 0.25% at a fiscal year-end would result in a decrease in the subsequent year's pension cost of approximately $51,000 and a decrease in the discount rate of 0.25% at a fiscal year-end would increase the subsequent year's pension cost by approximately $45,000; and (vii) the Company is currently involved in one significant legal proceeding which is described in Item 3 of this annual report on Form 10-K, and various more routine matters. If the summary judgment in favor of the defendants, including the Company, were reversed upon appeal in the significant proceeding and if the plaintiffs were then to prevail in the case, the result could have a material adverse effect on the financial condition of the Company. Also, it is possible that the consolidated financial position or results of operations for any particular quarterly or annual period could be materially affected by an outcome of other litigation that is significantly different from the Company's assumptions.

Year Ended April 30, 2007 Compared to Year Ended April 30, 2006

Results of Operations

Net income in 2007 was $45,106,000, or $6.78 per share, compared to 2006 net income of $26,050,000, or $3.93 per share. Results for 2007 consisted of net income from continuing operations of $46,697,000, or $7.02 per share, and a net loss from discontinued operations of $1,591,000, or $0.24 per share, compared to the 2006 results which consisted of net income from continuing operations of $22,494,000, or $3.39 per share, and net income from discontinued operations of $3,556,000, or $0.54 per share. 2007 consolidated revenues were $204,839,000, an increase of $56,543,000 (38%) over 2006 consolidated revenues of $148,296,000. The increase in consolidated revenues was attributable to continued revenue growth achieved by the Company's Real Estate operations, and, to a lesser extent, the acquisition of Palm Coast by the Company's Kable Media Services, Inc. subsidiary. The increase in net income from continuing operations was attributable to higher gross profits associated with the increased real estate land sales.

Net income from discontinued operations in 2006 reflected the gain from the disposition of the primary assets of the Company's El Dorado, New Mexico water utility subsidiary, which were taken through condemnation proceedings during 2006. In June 2007, the Company settled all existing litigation involving this former subsidiary. The total amount of the settlements, including legal fees, was $1,591,000, net of tax, and has been accounted for as a loss from discontinued operations in 2007.

Revenues from real estate land sales at AMREP Southwest increased $38,015,000 (66%) from $57,810,000 for 2006 to $95,825,000 in 2007. This substantial revenue increase was due to higher average selling prices and increased sales of both developed and undeveloped lots as well as commercial and industrial properties in the Company's principal market of Rio Rancho, New Mexico. An increase in revenues from additional sales in all categories of residential and commercial lots in 2007 compared to 2006 resulted from the strength of the Rio Rancho market, particularly in the first six months of the year. Revenues from sales of developed lots to homebuilders increased from $31,920,000 in 2006 to $39,407,000 in 2007. Revenues from sales of undeveloped builder lots increased from $19,514,000 in 2006 to $40,690,000, principally due to higher prices for scattered builder lots, and revenues from sales of commercial and industrial properties increased in 2007 to $15,728,000 from $6,376,000 in 2006 as a result of an increased number of and size of transactions. The average gross profit percentage on land sales increased from 54% in 2006 to 68% for 2007, reflecting higher average selling prices in 2007 and the mix of developed and undeveloped residential lots sold in each of the periods.

In recent years the average selling price of land sold by the Company in Rio Rancho has increased significantly, from $37,900 per acre in 2005 to $63,200 per acre in 2006 and $91,200 per acre in 2007. This increase has been due to a number of factors, including differences in the mix of the types of properties sold in each period and the effects of a strong regional market which resulted in three consecutive years of a record number of single-family residential housing starts in Rio Rancho, reaching a total in excess of 3,000 starts during the twelve months ending April 30, 2006. The real estate market in Rio Rancho has softened in recent months, however, and there was a 55% decline in the number of housing starts in fiscal 2007 compared to fiscal 2006. In addition, in May 2007 Rio Rancho's largest

employer, Intel Corporation, announced a workforce reduction starting in August 2007 of at least 1,000 jobs in Rio Rancho, which could reduce the demand for the Company's land inventory. As a result of these and other factors, including the nature and timing of specific transactions, revenues and related gross profits from real estate land sales can vary significantly from period to period and prior results are not necessarily a good indication of what may occur in future periods.

Revenues from Kable's Fulfillment Services and Newsstand Distribution Services businesses (collectively, "Media Services") increased $12,042,000 (14%) from $88,463,000 in 2006 to $100,505,000 in 2007. This increase in revenues was primarily attributable to the January 16, 2007 acquisition of Palm Coast. Newsstand Distribution Services revenues increased by $1,253,000 (10%) from $13,131,000 in 2006 to $14,384,000 in 2007, principally due to a 6% increase in commission revenues from new business. Fulfillment Services revenues increased by $10,789,000 (14%) from $75,332,000 in 2006 to $86,121,000 in 2007 due to the contribution from Palm Coast. The increase in revenues from the Palm Coast acquisition was partially offset by decreases in core and ancillary services of customer telephone, lettershop and list services of other parts of Kable's Fulfillment Services business. The revenue decreases in core and ancillary services resulted from continued competitive market pressures and customer losses. Pricing pressure from customers due to the competitive environment for Fulfillment Services business also had a negative effect on Fulfillment Services revenues and profitability in the fourth quarter of 2007, which is expected to continue into fiscal 2008. Media Services operating expenses increased by $11,306,000 (15%) in 2007 compared to 2006, primarily attributable to (i) the addition of operating expenses of Palm Coast and (ii) an increase in Newsstand Distribution Services operating expenses, principally payroll, associated with the revenue growth of that business, offset in part by decreased payroll and benefit expenses in other parts of Kable's Fulfillment Services businesses. Media Services general and administrative expenses increased $1,549,000 (20%) in 2007 compared to 2006 as the addition of Palm Coast was only partially offset by lower costs in other Fulfillment Services businesses.

Although there are multiple revenue streams in the Fulfillment Services business, including revenues from the maintenance of customer computer files and the performance of other fulfillment-related activities, including telephone (call center) support and graphic arts and lettershop services, a customer generally contracts for and utilizes all available services as a total package, and the Company would not provide its ancillary services to a customer unless it was also providing the core service of maintaining a data base of subscriber names. Thus, variations in fulfillment revenues are the result of fluctuations in the number and sizes of customers rather than in the demand for a particular service. This is also true in the Newsstand Distribution Services business where there is only one primary service provided which results in one revenue source, the commissions earned on the distribution of magazines. The Company competes with other companies, including three much larger companies in the Newsstand Distribution Services business and one much larger company in the Fulfillment Services business, and the competition for new customers is intense in both segments, which results in a price sensitive industry that may restrict the Company's ability to increase its prices.

During fiscal 2003, Kable acquired the Colorado-based fulfillment services business of Electronic Data Systems Corporation ("EDS"). Since that time Kable has outsourced to EDS a substantial portion of the data processing required to service that business but has intended to move that activity in-house when it had a suitable internal data processing system. Kable has been developing an expanded internal data processing platform ("Kable system") to service the EDS business along with its existing fulfillment business. Palm Coast, which the Company acquired in January 2007, also maintains an internal data processing system. The Company is in the process of migrating its Colorado fulfillment services customers away from the EDS system to the Company's internal systems. The migration process is technically complex and the Company is encountering unanticipated problems that have delayed its full implementation. Should the Company continue to encounter such problems and delays, it may continue to be burdened with its outsourcing and additional development costs, and it may result in a devaluation of its investment in the expanded data processing platform.

Kable management is presently evaluating its future operational course of action to determine the next steps relative to the migration of the former EDS customers to the new Kable system and additionally considering the possibility of maintaining the Palm Coast and other customers on the Palm Coast system. Should Kable be unable, in an economically practical manner, to resolve the unanticipated problems that have arisen within the EDS migration process, it will continue to be burdened with additional development and outsourcing costs which may negatively impact the value of its investment in the Kable system and offset the benefits being contributed by the Palm Coast acquisition.

Real estate commissions and selling expenses remained generally unchanged in 2007 compared to 2006 despite the increase in land sales, primarily due to decreases in variable commissions and selling expenses. Such costs generally vary depending upon the terms of specific land sale transactions. Real estate and corporate general and administrative expenses increased by $728,000 (17%) in 2007 compared to the prior year due to increased legal, real estate consulting and other consulting fees associated with Sarbanes-Oxley Act requirements.

Interest and other revenues increased by $6,486,000 in 2007 compared to the prior year, primarily as a result of increased interest income on invested cash balances as well as from the first quarter sale of certain real estate investment assets, including the Company's office building in Rio Rancho, New Mexico, which in the aggregate contributed a pre-tax gain of $4,107,000.

The Company's effective tax rate from continuing operations was 33.9% in 2007 compared to 31.3% in 2006. The decrease from the statutory rate in both years was primarily due to tax benefits associated with charitable contributions of land.

Year Ended April 30, 2006 Compared to Year Ended April 30, 2005

Results of Operations

Net income in 2006 was $26,050,000, or $3.93 per share, compared to net income of $15,525,000, or $2.35 per share, in 2005. The 2006 results consisted of net income from continuing operations of $22,494,000, or $3.39 per share, and net income from discontinued operations of $3,556,000, or $0.54 per share, versus net income from continuing operations of $15,588,000, or $2.36 per share, and a net loss from discontinued operations of $63,000, or $0.01 per share, in 2005. The substantial increase in net income from continuing operations in 2006 was attributable to significant revenue growth and the resulting gross profits achieved in the Company's Real Estate operations. Consolidated revenues increased $13,790,000 (10%) to $148,296,000 in 2006 from $134,506,000 in 2005 as a result of the increased real estate revenues, partially offset by decreased revenues from the Company's Media Services operations.

Net income from discontinued operations in 2006 reflected the gain from the disposition of the primary assets of the Company's El Dorado, New Mexico water utility subsidiary, which were taken through condemnation proceedings. The Company began accounting for this subsidiary as a discontinued operation in the quarter ended January 31, 2005. Accordingly, financial information for prior periods was reclassified to conform to this presentation.

Revenues from land sales at the Company's AMREP Southwest subsidiary increased approximately 60%, from $36,154,000 in 2005 to $57,810,000 in 2006, resulting in significantly higher gross profits in 2006 compared to the prior year. This substantial revenue increase was due to increased sales of both developed and undeveloped lots in the Company's principal market of Rio Rancho, New Mexico. An increase in revenues from the sale of developed lots to homebuilders from $14,994,000 in 2005 to $31,920,000 in 2006 demonstrated the continuing strength of the Rio Rancho market, while revenues from the sale of undeveloped builder lots increased from $11,914,000 in 2005 to $19,514,000 in 2006, principally due to one large transaction that was part of a redevelopment project being undertaken by another company. Revenues from sales of commercial and industrial properties decreased slightly in 2006, from $7,183,000 in 2005 to $6,376,000 in 2006, as the prior year included one large sale that represented a major component of the revenues whereas 2006 activity consisted of numerous smaller transactions. The average gross profit percentage on land sales decreased to 54% in 2006 from 55% in 2005, reflecting the relative mix of lots sold in each year. Revenues and related gross profits from land sales can vary significantly from period to period as a result of many factors, including the nature and timing of specific transactions, and prior results are not necessarily a good indication of what may occur in future periods.

Revenues from Media Services operations decreased from $96,913,000 in 2005 to $88,463,000 in 2006. or a decrease of 9%. This revenue decline was due to a decrease in Fulfillment Services revenues of $8,564,000 (10%) offset in part by a $114,000 (1%) increase in Newsstand Distribution Services revenues.

The 10% revenue decline in Fulfillment Services in 2006 was principally caused by customer losses that occurred in earlier periods at Kable's Colorado fulfillment services business that was acquired from EDS in fiscal 2003, while revenues of Newsstand Distribution Services increased 1% primarily because decreases in gross billings to existing customers were offset by additional revenues generated by new business. Total operating expenses of the Media Services operation decreased by $5,368,000 (6.8%) in 2006 compared to 2005, with the operating expenses of Fulfillment Services decreasing $5,179,000 (7.4%) compared to the prior year principally due to decreases in payroll and other variable expenses resulting from the fulfillment services revenue decrease as well as the non-recurrence of certain consulting expenses incurred in the prior year. Fulfillment operating expenses amounted to 87% of related revenues in 2006 compared to 84% in 2005. Operating expenses for Newsstand Distribution Services decreased $189,000 (2.1%) in 2006 compared to 2005 principally as a result of certain one-time 2005 marketing costs, and these expenses amounted to 66% of related revenues in 2006 compared to 68% in 2005.

Real estate commissions and selling expenses decreased from $1,863,000 in 2005 to $1,427,000 in 2006, representing approximately 5.2% and 2.5% of related revenues in each year; the higher rate in 2005 was primarily due to legal and other closing costs associated with condemnation proceedings related to the Company's last parcel of land in Florida. Such costs generally vary depending upon the terms of specific sale transactions. Real estate and corporate general and administrative expenses increased by $630,000 in 2006 as a result of an increase in the Company's stock price which was used to value the portion of director compensation that was paid in stock, the addition of a corporate general counsel and the presence in the prior year of a sublease on certain corporate office space which offset a portion of the Company's rental expense. General and administrative costs of Media Services operations decreased by approximately $821,000 (10%) from 2005 to 2006, and remained at approximately 9% of Kable's total revenues in both years.

Interest and other revenues increased from $1,439,000 in 2005 to $2,023,000 in 2006 as a result of higher average balances of invested cash and cash equivalents during 2006. Other expenses primarily consisted of expenses associated with rental operations and real estate taxes on land parcels not under development, and these expenses decreased from approximately $1,453,000 in 2005 to $1,114,000 in 2006, principally due to costs incurred in 2005 to settle certain warranty claims related to the Company's previously discontinued homebuilding operations.

The Company's effective tax rate from continuing operations was 31.3% in 2006 compared to 32.0% in 2005. The decrease from the statutory rate in both years was primarily due to tax benefits associated with charitable contributions of land.

LIQUIDITY AND CAPITAL RESOURCES

During the past several years, the Company has financed its operations from internally generated funds from real estate sales and magazine operations and from borrowings under its various loan agreements.

Cash Flows From Financing Activities

In January 2007, AMREP Southwest entered into a new loan agreement that replaced a prior loan agreement entered into in September 2006. The new loan agreement added a $14,180,000 term loan facility to the unsecured $25,000,000 revolving credit facility provided in the September 2006 agreement.

The revolving credit facility matures September 17, 2008 and is used to support real estate development in New Mexico. Borrowings bear annual interest at the borrower's option at (i) the prime rate (8.25% at April 30, 2007) less 1.00%, or (ii) the 30-day LIBOR rate plus 1.65% (6.97% at April 30, 2007) if borrowings are less than $10,000,000 or plus 1.50% if borrowings are $10,000,000 or above. At April 30, 2007, the outstanding balance of the revolving credit facility was $6,000,000 with an interest rate of 6.97%. The term loan bears annual interest at the 30-day LIBOR rate plus 1.75% (7.07% at April 30, 2007), matures December 15, 2008 and is secured by certain of the borrower's notes receivable from real estate sales. The term loan requires prepayment in an amount equal to collections on the notes receivable held as collateral and the amount of any that have experienced payment defaults. At April 30, 2007, the outstanding balance of the term loan was $10,559,000. The loan agreement contains a number of restrictive covenants, including one that requires the borrower to maintain a minimum tangible net worth.

In connection with the completion of the acquisition of Palm Coast, Kable and certain of its direct and indirect subsidiaries entered into a Second Amended and Restated Loan and Security Agreement with a bank (the "Present Kable Loan Agreement"). Certain of Kable's direct and indirect subsidiaries were previously parties to an Amended and Restated Loan and Security Agreement dated as of April 28, 2005, as amended (the "Prior Kable Loan Agreement"), with the same bank. The Prior Kable Loan Agreement consisted of several revolving credit facilities and capital expenditure lines of credit.

The Present Kable Loan Agreement amended the Prior Kable Loan Agreement and canceled certain of the existing credit facilities, consolidated in part certain of the revolving credit facilities and existing term debt and added Kable Media Services Inc. and Palm Coast as additional borrowers. The credit facilities under the Present Kable Loan Agreement consist of: (i) a revolving credit loan and letter of credit facility in an aggregate principal amount of up to $35,000,000 ("Facility A"), a portion of which was used to fund part of the merger consideration for the acquisition of Palm Coast, and the remainder of which may be used for working capital purposes; (ii) a secured term loan of approximately $3,000,000 ("Facility B"); (iii) a capital expenditure line of credit in an amount of up to $1,500,000 to finance new equipment ("Facility C"); and (iv) a second revolving credit loan facility of $10,000,000 ("Facility D") that may be used exclusively for the payment of accounts payable under a distribution agreement with a customer of Kable's Distribution Services business. The borrowers' obligations under the Present Kable Loan Agreement are secured by substantially all of their assets other than (i) real property and (ii) any borrower's interest in the capital securities of any other borrower or any subsidiary of any borrower.

The Facility A, C and D loans mature in May 2010 and bear annual interest at fluctuating rates that, at the borrowers' option, may be either (i) reserve adjusted LIBOR rates (5.3% at April 30, 2007) plus a margin established quarterly of from 1.5% to 2.5% dependent on the borrowers' funded debt to EBITDA ratio, as defined in the Present Kable Loan Agreement, or (ii) the Lender's prime rate (8.25% at April 30, 2007). The Facility B loan matures December 31, 2009 and bears annual interest at a rate of 6.4%. At April 30, 2007, the outstanding balance under Facility A was $11,905,000 with an interest rate of 7.30%, and the outstanding balance under Facility B was $2,699,000 (included in Other notes payable) with an interest rate of 6.40%. There were no outstanding balances for Facilities C and D as of April 30, 2007.

The Present Kable Loan Agreement requires the borrowers to maintain certain financial ratios and contains customary covenants and restrictions, the most significant of which limit the ability of the borrowers to declare or pay dividends or make other distributions to the Company unless certain conditions are satisfied, and that limit the annual amount of indebtedness the borrowers may incur for capital expenditures and other purposes.

Other notes payable consist of equipment financing loans and a note payable related to the acquisition of distribution contracts with a weighted average interest rate of 5.8% at April 30, 2007.

Consolidated notes payable outstanding at April 30, 2007 was $32,299,000 compared to $6,016,000 at April 30, 2006.

On July 16, 2007, the Company's Board of Directors declared a special cash dividend of $1.00 per common share payable on August 24, 2007 to shareholders of record at the close of business on August 10, 2007.

Cash Flows From Operating Activities

Real estate inventory amounted to $46,584,000 at April 30, 2007 compared to $47,533,000 at April 30, 2006. Inventory in the Company's core real estate market of Rio Rancho decreased from $40,981,000 at April 30, 2006 to $39,770,000 at April 30, 2007 reflecting the net effect of development spending and land sales. The balance of inventory principally consisted of properties in Colorado in both years.

Receivables from Real Estate operations increased from $14,592,000 at April 30, 2006 to $25,117,000 at April 30, 2007, principally resulting from the net effect of mortgage notes received by AMREP Southwest in connection with real estate sales that closed during 2007 offset in part by payments received on mortgage notes. Receivables in the Media Services operations increased from $37,140,000 at April 30, 2006 to $47,825,000 at April 30, 2007, in large part as a result of the addition of Palm Coast.

Accounts payable and accrued expenses increased from $39,382,000 at April 30, 2006 to $83,557,000 at April 30, 2007, primarily as a result of an increase in the amounts due publishers pursuant to the terms of a distribution arrangement with a publisher customer of the Newsstand Distribution Services business that commenced in April 2006. Under this distribution arrangement, the publisher bears the ultimate risk of non-collection of related amounts due from the customers to which the Company distributes the publisher's magazines. Accounts receivable subject to this arrangement were netted ($21,106,000 was netted at April 30, 2007 and $20,368,000 at April 30, 2006) against the related accounts payable due the publisher on the accompanying consolidated balance sheet.

Intangible and other assets increased from $15,238,000 at April 30, 2006 to $34,014,000 at April 30, 2007, due to an increase in identifiable intangible assets, principally customer contracts and relationships, with the acquisition and purchase price allocation of Palm Coast. Similarly, property, plant and equipment increased from $10,879,000 at April 30, 2006 to $30,518,000 at April 30, 2007, with approximately $12,225,000 of the increase resulting from property acquired in the Palm Coast acquisition.

The unfunded pension liability of the Company's defined benefit retirement plan decreased from $3,234,000 at April 30, 2006 to $1,243,000 at April 30, 2007, principally due to an increase in the fair market value of the plan assets during the year resulting from a combination of realized and unrealized gains from investment assets. The Company recorded comprehensive income of $1,210,000 in 2007 and $1,904,000 in 2006, reflecting the change in the unfunded pension liability in each year net of the related deferred tax and unrecognized prepaid pension amounts.

Cash Flows From Investing Activities

During January 2007, the Company, through a newly created subsidiary of Kable Media Services, Inc., acquired Palm Coast for approximately $95,600,000. The acquisition was financed with existing cash and borrowings.

Capital expenditures for property, plant and equipment amounted to approximately $1,797,000 and $3,683,000 in 2007 and 2006 and consisted principally of expenditures for computer hardware and software for Kable's Fulfillment Services segment. In addition, capital expenditures for investment assets were $2,870,000 in 2007 for the purchase of additional scattered lots in Rio Rancho in order to increase the Company's percentage ownership in certain areas. In 2006, capital expenditures for investment assets were $213,000 and principally related to the development of commercial properties owned by the real estate business. The Company believes that it has adequate financing capability to provide for anticipated capital expenditures.

Future Payments Under Contractual Obligations

The table below summarizes significant contractual cash obligations as of April 30, 2007 for the items indicated (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$ 32,299	$ 5,297	$ 15,031	$ 11,971	$ -
Operating leases	24,109	5,162	6,859	5,167	6,921
Total	$ 56,408	$ 10,459	$ 21,890	$ 17,138	$ 6,921

Discretionary Stock Repurchase Program

On July 16, 2007, the Company announced that its Board of Directors authorized the Company to repurchase up to 500,000 shares of its outstanding common stock. The purchases may be made from time-to-time either in the open market or through negotiated private transactions. No assurance can be given as to the time period over which any shares will be purchased or as to whether or to what extent the share purchase program will be consummated. The Company expects to fund any share purchases from internally generated cash or from borrowings. The Company now has 6,653,612 shares of common stock outstanding, and the 500,000 shares authorized to be repurchased equal approximately 7.5% of such outstanding shares.

NEW AND EMERGING ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and provides guidance for recognizing and measuring tax positions taken or those expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statements. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of assessing the impact of FIN 48. Based on the Company's preliminary analysis, it anticipates that the adoption of FIN 48 on May 1, 2007 will not have a material impact on its financial position, results of operations or cash flows. Identified uncertain tax benefits have been previously recognized under FASB Statement No. 5, "Accounting for Contingencies", or FASB Statement No. 109, "Accounting for Income Taxes".

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this Statement effective April 30, 2008 will have on its financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115", which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. Certain specified items are eligible for the irrevocable fair value measurement option as established by SFAS No. 159. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operations and cash flows.

The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

SEGMENT INFORMATION

Information by industry segment is presented in Note 17 to the consolidated financial statements. This information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Disclosures", which requires that industry segment information be prepared in a manner consistent with the manner in which financial information is prepared and evaluated by management for making operating decisions. A number of assumptions and estimations are required to be made in the determination of segment data, including the need to make certain allocations of common costs and expenses among segments. On an annual basis, management has evaluated the basis upon which costs are allocated, and has periodically made revisions to these methods of allocation. Accordingly, the determination of "income from continuing operations before income taxes" of each segment as summarized in Note 17 to the consolidated financial statements is presented for informational purposes, and is not necessarily the amount that would be reported if the segment were an independent company.

IMPACT OF INFLATION

Operations of the Company can be impacted by inflation. Within the industries in which the Company operates, inflation can cause increases in the cost of materials, services, interest and labor. Unless such increased costs are recovered through increased sales prices or improved operating efficiencies,

operating margins will decrease. Within the land development industry, the Company encounters particular risks. A large part of the Company's real estate sales are to homebuilders who face their own inflationary concerns that rising housing costs, including interest costs, may substantially outpace increases in the income of potential purchasers and make it difficult for them to finance the purchase of a new home or sell their existing home. If this situation were to exist, the demand for the Company's land by these homebuilder customers could decrease. In general, in recent years interest rates have been at historically low levels and other price increases have been commensurate with the general rate of inflation in the Company's markets, and as a result the Company has not found the inflation risk to be a significant problem in its real estate or media services operations businesses.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or oral statements that are "forward-looking", including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to the Company's shareholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements, which constitute forward-looking statements, may be made by or on behalf of the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "projects", "forecasts", "may", "should", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and contingencies that are difficult to predict. These risks and uncertainties include, but are not limited to, those set forth in Item 1A above under the heading "Risk Factors". Many of the factors that will determine the Company's future results are beyond the ability of management to control or predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The primary market risk facing the Company is interest rate risk on its long-term debt and fixed rate receivables. The Company does not hedge interest rate risk using financial instruments. The Company is also subject to foreign currency risk, but this risk is not material. The following table sets forth as of April 30, 2007 the Company's long-term debt obligations and receivables (excluding trade accounts) by scheduled maturity, weighted average interest rate and estimated Fair Market Value ("FMV") (dollar amounts in thousands):

	2008	2009	2010	2011	2012	There-After	Total	FMV @ 4/30/07
Fixed rate receivables	$ 13,046	$ 11,665	$ -	$ -	$ -	$ -	$ 24,711	$ 24,420
Weighted average interest rate	8.8%	9.6%	-	-	-	-	9.2%	
Fixed rate debt	$ 1,954	$ 1,081	$ 734	$ 33	$ 33	$ -	$ 3,835	$ 3,834
Weighted average interest rate	5.1%	6.4%	6.4%	7.3%	7.3%	-	5.8%	
Variable rate debt	$ 3,343	$ 13,216	$ -	$ 11,905	$ -	$ -	$ 28,464	$ 28,464
Weighted average interest rate	7.1%	7.0%	-	7.3%	-	-	7.1%	

Item 8. Financial Statements and Supplementary Data

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Accordingly, even internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Furthermore, projections of any evaluation of the effectiveness to future periods are subject to the risk that such controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of April 30, 2007 based upon the criteria set forth in a report entitled *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of April 30, 2007, internal control over financial reporting was effective.

On January 16, 2007, the Company acquired Palm Coast Data Holdco, Inc. and its subsidiary, Palm Coast Data LLC (previously defined collectively as "Palm Coast"). For additional information regarding the acquisition, please read Item 1 of this annual report on Form 10-K. As of April 30, 2007, Palm Coast represented approximately 20.8% of the Company's total consolidated assets, exclusive of goodwill, and 6.9% of the Company's consolidated revenues as of and for the year ended April 30, 2007.

Management has excluded Palm Coast from its scope of this report on internal controls over financial reporting for the year ended April 30, 2007. Management is in the process of implementing the internal control structure over the operations of Palm Coast and expects that this effort will be completed in fiscal 2008. The assessment and documentation of internal controls requires a complete review of controls operating in a stable and effective environment.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by the Company's independent auditor, McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
AMREP Corporation
Princeton, New Jersey

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that AMREP Corporation and Subsidiaries maintained effective internal control over financial reporting as of April 30, 2007, based on *"Criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."* AMREP Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing other such procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AMREP Corporation and Subsidiaries maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on *"Criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."* Also in our opinion, AMREP Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on "*Criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*"

The Company acquired Palm Coast Data Holdco, Inc. ("Palm Coast") during 2007, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2007, Palm Coast's internal control over financial reporting associated with total assets of $98,689,000 (including goodwill of $49,143,000), total revenues of $14,039,000, and net loss of $604,000 (before the elimination of intercompany transactions) included in the consolidated financial statements of the Company as of and for the year ended April 30, 2007. Our audit of internal control over financial reporting of the Company excluded an evaluation of the internal control over financial reporting of Palm Coast.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMREP Corporation and Subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2007 and our report dated July 16, 2007 expressed an unqualified opinion.

/s/ McGladrey & Pullen, LLP

Davenport, Iowa
July 16, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors
AMREP Corporation
Princeton, New Jersey

We have audited the consolidated balance sheets of AMREP Corporation and Subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2007. Our audits also included the financial statement schedule of AMREP Corporation listed in item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMREP Corporation and Subsidiaries as of April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AMREP Corporation's and Subsidiaries' internal control over financial reporting as of April 30, 2007, based on *"Criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)"* and our report dated July 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of AMREP Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of AMREP Corporation's internal control over financial reporting.

/s/ McGladrey & Pullen, LLP

Davenport, Iowa
July 16, 2007

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
APRIL 30, 2007 AND 2006

(Dollar amounts in thousands)

ASSETS	2007	2006
CASH AND CASH EQUIVALENTS	$ 42,102	$ 46,882
RECEIVABLES, net:		
Real estate operations	25,117	14,592
Media services operations	47,825	37,140
	72,942	51,732
REAL ESTATE INVENTORY	46,584	47,533
INVESTMENT ASSETS, net	12,165	11,586
PROPERTY, PLANT AND EQUIPMENT, net	30,518	10,879
INTANGIBLE AND OTHER ASSETS, net	34,014	15,238
GOODWILL	54,334	5,191
TOTAL ASSETS	$ 292,659	$ 189,041

LIABILITIES AND SHAREHOLDERS' EQUITY	2007	2006
LIABILITIES:		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 83,557	$ 39,382
DEFERRED REVENUE	4,352	7,741
NOTES PAYABLE:		
Amounts due within one year	5,297	1,673
Amounts subsequently due	27,002	4,343
	32,299	6,016
TAXES PAYABLE	55	4,548
DEFERRED INCOME TAXES	11,149	9,150
ACCRUED PENSION COST	1,243	3,234
TOTAL LIABILITIES	132,655	70,071
SHAREHOLDERS' EQUITY:		
Common stock, $.10 par value; shares authorized - 20,000,000; shares issued - 7,419,704 at April 30, 2007 and 7,417,204 at April 30, 2006	742	742
Capital contributed in excess of par value	46,085	45,771
Retained earnings	121,333	81,875
Accumulated other comprehensive loss, net	(2,862)	(4,072)
Treasury stock, 766,092 shares at April 30, 2007 and 773,592 shares at April 30, 2006, at cost	(5,294)	(5,346)
TOTAL SHAREHOLDERS' EQUITY	160,004	118,970
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 292,659	$ 189,041

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)

	Year Ended April 30,		
	2007	2006	2005
REVENUES:			
Real estate land sales	$ 95,825	$ 57,810	$ 36,154
Media services operations	100,505	88,463	96,913
Interest and other	8,509	2,023	1,439
	204,839	148,296	134,506
COSTS AND EXPENSES:			
Real estate land sales	31,154	26,732	16,105
Operating expenses:			
Media services operations	85,262	73,956	79,324
Real estate commissions and selling	1,404	1,427	1,863
Other	1,376	1,114	1,453
General and administrative:			
Media services operations	9,235	7,686	8,507
Real estate operations and corporate	5,038	4,310	3,680
Interest expense, net of capitalized amounts	702	344	660
	134,171	115,569	111,592
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	70,668	32,727	22,914
PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS	23,971	10,233	7,326
INCOME FROM CONTINUING OPERATIONS	46,697	22,494	15,588
INCOME (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS (NET OF INCOME TAXES)	(1,591)	3,556	(63)
NET INCOME	$ 45,106	$ 26,050	$ 15,525
EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$ 7.02	$ 3.39	$ 2.36
EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS	(0.24)	.54	(0.01)
EARNINGS PER SHARE - BASIC AND DILUTED	$ 6.78	$ 3.93	$ 2.35
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	6,650	6,633	6,616

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock Shares	Common Stock Amount	Capital Contributed in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock, at Cost	Total
BALANCE, April 30, 2004	7,409	$ 741	$ 45,133	$ 69,815	$ (4,614)	$ (5,553)	$ 105,522
Net income	-	-	-	15,525	-	-	15,525
Other comprehensive (loss)	-	-	-	-	(1,362)	-	(1,362)
Total comprehensive income							14,163
Cash dividends, $0.40 per share	-	-	-	(2,645)	-	-	(2,645)
Issuance of stock under Directors' Plan	-	-	227	-	-	103	330
Exercise of stock options	6	-	35	-	-	-	35
BALANCE, April 30, 2005	7,415	741	45,395	82,695	(5,976)	(5,450)	117,405
Net income	-	-	-	26,050	-	-	26,050
Other comprehensive income	-	-	-	-	1,904	-	1,904
Total comprehensive income							27,954
Cash dividends, $4.05 per share	-	-	-	(26,870)	-	-	(26,870)
Issuance of stock under Directors' Plan	-	1	336	-	-	104	441
Exercise of stock options	2	-	40	-	-	-	40
BALANCE, April 30, 2006	7,417	742	45,771	81,875	(4,072)	(5,346)	118,970
Net income	-	-	-	45,106	-	-	45,106
Other comprehensive income	-	-	-	-	1,210	-	1,210
Total comprehensive income							46,316
Cash dividends, $0.85 per share	-	-	-	(5,648)	-	-	(5,648)
Issuance of stock under Directors' Plan	-	-	287	-	-	52	339
Exercise of stock options	3	-	27	-	-	-	27
BALANCE, April 30, 2007	7,420	$ 742	$ 46,085	$121,333	$ (2,862)	$ (5,294)	$ 160,004

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended April 30,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 45,106	$ 26,050	$ 15,525
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation and amortization	7,319	5,568	5,343
Non-cash credits and charges:			
Gain on disposition of assets	(4,115)	(5,345)	-
Provision for doubtful accounts	(227)	(104)	(172)
Pension accrual	26	627	303
Stock based compensation – Directors' Plan	339	441	330
Changes in assets and liabilities, excluding the effect of acquisitions:			
Receivables	(10,901)	4,202	(8,388)
Real estate inventory	1,064	6,942	(1,258)
Other assets	(1,852)	(4,027)	(2,876)
Accounts payable and accrued expenses, and deferred revenue	33,156	3,400	1,499
Taxes payable	(4,493)	2,328	353
Deferred income taxes	3,267	1,764	1,333
Net cash provided by operating activities	68,689	41,846	11,992
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures - property, plant, and equipment	(1,797)	(3,683)	(3,060)
Capital expenditures - investment assets	(2,870)	(213)	(1,885)
Deposit from condemnation of Utility Company	-	-	7,000
Proceeds from disposition of assets	6,173	4,057	190
Acquisitions, net of cash acquired	(95,636)	-	(100)
Net cash provided by (used in) investing activities	(94,130)	161	2,145
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from debt financing	81,255	29,162	25,596
Principal debt payments	(54,973)	(35,200)	(26,185)
Exercise of stock options	27	40	35
Cash dividends	(5,648)	(26,870)	(2,645)
Net cash provided by (used in) financing activities	20,661	(32,868)	(3,199)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,780)	9,139	10,938
CASH AND CASH EQUIVALENTS, beginning of year	46,882	37,743	26,805
CASH AND CASH EQUIVALENTS, end of year	$ 42,102	$ 46,882	$ 37,743
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid – net of amounts capitalized	$ 735	$ 377	$ 568
Income taxes paid – net of refunds	$ 24,261	$ 8,230	$ 6,817
Non-cash transactions:			
Note payable for acquisition of distribution contracts	$ -	$ -	$ 1,170
Foreclosure on land sale contract	$ -	$ 1,795	$ -
Transfer of development costs from inventory to investment assets	$ -	$ 262	$ -

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL REPORTING POLICIES:

Organization and principles of consolidation

The consolidated financial statements include the accounts of AMREP Corporation, an Oklahoma corporation, and its subsidiaries (individually and collectively, as the context requires, the "Company"). The Company, through its principal subsidiaries, is primarily engaged in three business segments. AMREP Southwest Inc. ("AMREP Southwest") operates in the real estate industry, principally in New Mexico, and Kable Media Services, Inc. ("Kable") operates in the fulfillment services and magazine distribution services businesses (collectively, "media services operations"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated balance sheets are presented in an unclassified format since the Company has substantial operations in the real estate industry and its operating cycle is greater than one year.

Fiscal Year

The Company's fiscal year ends on April 30. All references to 2007, 2006 and 2005 mean the fiscal years ended April 30, 2007, 2006 and 2005 unless the context otherwise indicates.

Revenue recognition

Real Estate

Land sales are recognized when all elements of Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate", are met, including when the parties are bound by the terms of the contract, all consideration (including adequate cash) has been exchanged, title and other attributes of ownership have been conveyed to the buyer by means of a closing and the Company is not obligated to perform further significant development of the specific property sold. Profit is recorded either in its entirety or on the installment method depending upon, among other things, the ability to estimate the collectibility of the unpaid sales price. In the event the buyer defaults on the obligation, the property is taken back and recorded as inventory at the unpaid receivable balance, net of any deferred profit, but not in excess of fair market value less estimated costs to sell.

Cost of land sales includes all direct acquisition costs and other costs specifically identified with the property, including pre-acquisition costs and capitalized real estate taxes and interest, and an allocation of certain common development costs associated with the entire project. Common development costs include the installation of utilities and roads, and may be based upon estimates of cost to complete. The allocation of costs is based on the relative fair value of the property before development. Estimates and cost allocations are reviewed on a regular basis until a project is substantially completed, and are revised and reallocated as necessary on the basis of current estimates.

The Company has also entered into certain sales that require the Company to complete specified development work subsequent to closing. In such situations, sales are recorded under the percentage-of-completion method. Revenues and cost of sales are recorded as development work is performed based on the percentage that incurred costs to date bear to the Company's estimates of total costs and contract value. Cost estimates include direct and indirect costs such as labor, materials and overhead. If a contract extends over an extended period, revisions in cost estimates during the progress of work would have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Consideration received in excess of amounts recognized as land sale revenues is accounted for as deferred revenue.

Media Services

Revenues from media services operations include revenues from the distribution of periodicals and subscription fulfillment and other activities. Revenues from subscription fulfillment activities represent fees earned from the maintenance of computer files for customers, which are billed and earned monthly, and

other fulfillment activities including customer telephone support, product fulfillment, and graphic arts and lettershop services, all of which are billed and earned as the services are provided. In accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", certain reimbursed postage costs are accounted for on a net basis. Newsstand Distribution Services revenues represent commissions earned from the distribution of publications for client publishers and are recorded by the Company at the time the publications go on sale at the retail level, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Because the publications are sold throughout the distribution chain on a fully-returnable basis in accordance with prevailing industry practice, the Company provides for estimated returns from wholesalers at the time the publications go on sale by charges to income that are based on historical experience and most recent sales data for publications on an issue-by-issue basis, and then simultaneously provides for estimated credits from publishers for the related returns. Accordingly, revenues represent the difference between the Company's estimates of its net sales to independent wholesalers and its net purchases from publisher clients. Estimates are continually reevaluated throughout the sales process, and final settlement is typically made 90 days after a magazine's "off-sale" date.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments which have an original maturity of ninety days or less, and that are readily convertible into cash.

Receivables

Receivables are carried at original invoice or closing statement amount less estimates made for doubtful receivables and, in the case of distribution receivables, return allowances. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue recognition and related receivables for the Newsstand Distribution Services business is based on estimates of allowances for magazine returns to the Company from wholesalers and the offsetting return of magazines by the Company to publishers for credit and is determined on an issue-by-issue basis utilizing historical experience and current sales information.

Real estate inventory

Land and improvements on land held for future development or sale are stated at the lower of accumulated cost (except in certain instances where property is repossessed as discussed above under "Revenue recognition"), which includes the development cost, certain amenities, capitalized interest and capitalized real estate taxes, or fair market value less estimated costs to sell.

Investment assets

Investment assets consist of investment land and commercial rental properties.

Investment land represents vacant, undeveloped land not held for development or sale in the normal course of business and which is stated at the lower of cost or fair market value less the estimated costs to sell. Commercial rental properties are recorded at cost less accumulated depreciation. Depreciation of commercial rental properties is provided by the straight-line basis over the estimated useful lives, which generally are 10 years or less for leasehold improvements and 40 years for buildings.

Property, plant and equipment

Items capitalized as part of property, plant and equipment are recorded at cost. Expenditures for maintenance and repair and minor renewals are charged to expense as incurred, while those expenditures that improve or extend the useful life of existing assets are capitalized. Upon sale or other disposition of assets, their cost and the related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in operations.

Depreciation and amortization of property, plant and equipment are provided principally by the straight-line method at various rates calculated to amortize the book values of the respective assets over their estimated useful lives, which generally are 10 years or less for furniture and fixtures (including equipment) and 25 to 40 years for buildings and improvements.

Goodwill

Goodwill is the excess of amounts paid for business acquisitions over the net fair value of the assets acquired and liabilities assumed. Goodwill arose in connection with the acquisitions of Kable News Company, Inc. in 1969 and Palm Coast Data Holdco, Inc. in 2007 (see Note 2).

Goodwill is not amortized, but is reviewed for impairment at least annually. An impairment charge is generally recognized only when the estimated fair value of a reporting unit, including goodwill, is less than its carrying amount. If the estimated fair value of the reporting unit is allocated to the fair value of all the assets in the reporting unit, the amount allocated to goodwill that is less than the carrying amount will require an impairment charge in the amount of the deficit, if any exists. Based on a review completed in April 2007, the Company believes that no goodwill impairment existed at April 30, 2007.

Long-lived assets

Long-lived assets, including real estate inventory, investment assets and property, plant and equipment, are evaluated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", and reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Provisions for impairment are recorded when undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The amount of impairment would be equal to the difference between the assets' carrying value and the discounted cash flows.

Income taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using currently enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is computed assuming the issuance of common shares for all dilutive stock options outstanding (using the treasury stock method) during the reporting period.

Stock options

The Company adopted SFAS No. 123(R), "Share-Based Payment", effective May 1, 2006. SFAS No. 123(R) requires the Company to recognize expense related to the fair value of share-based compensation awards, including employee and director stock grants and options.

The Company had issued stock options to non-employee directors under the Non-Employee Directors Option Plan that was terminated in 2006 (see Note 10). Stock options granted prior to the adoption of SFAS 123(R) have been issued with an exercise price at the fair market value of the Company's stock at the date of grant. Accordingly, no compensation expense has been recognized with respect to the stock option plan in the years 2006 and prior. In addition, under SFAS No. 123(R) the compensation expense was not material to the results of operations for 2007.

Pension plan

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB Statement Nos. 87, 88, 106 and 132R. SFAS No. 158 requires the recognition of the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in

the statement of financial position and changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan be measured as of the date of its year-end statement of financial position. The Company adopted the recognition, disclosure and measurement provisions of SFAS No. 158 as of April 30, 2007, which did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income (loss) is the total of net income and other comprehensive income (loss) that, for the Company, is comprised entirely of the minimum pension liability net of the related deferred income taxes.

Management's estimates and assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The significant estimates that affect the financial statements include, but are not limited to, real estate inventory valuation and related revenue recognition, allowances for magazine returns and doubtful accounts, the recoverability of long-term assets and amortization periods, goodwill impairment, pension plan assumptions for determination of benefit obligations and legal contingencies. The Company bases its significant estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ from these estimates; however, there have been no material changes made to the Company's accounting estimates in the past three years.

New and Emerging Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and provides guidance for recognizing and measuring tax positions taken or those expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statements. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of assessing the impact of FIN 48. Based on the Company's preliminary analysis, it anticipates that the adoption of FIN 48 on May 1, 2007 will not have a material impact on its financial position, results of operations or cash flows. Identified uncertain tax benefits have been previously recognized under FASB Statement No 5, "Accounting for Contingencies", or FASB Statement No. 109, "Accounting for Income Taxes".

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), "Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this Statement effective April 30, 2008 will have on its financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115", which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. Certain specified items are eligible for the irrevocable fair value measurement option as established by SFAS No. 159. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The

Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operations and cash flows.

The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

(2) ACQUISITIONS:

On January 16, 2007, the Company, through a newly created subsidiary ("Newco") of Kable, completed the acquisition (the "Acquisition") of 100% of the stock of Palm Coast Data Holdco, Inc ("Holdco"), which, through its subsidiary, Palm Coast Data LLC ("Palm Coast Data"; Holdco and Palm Coast Data are referred herein collectively as "Palm Coast"), is a major provider of fulfillment services for magazine publishers and others. The Acquisition was intended to complement and add service capability to the Company's existing fulfillment services business. The Acquisition was completed pursuant to the terms of an Agreement and Plan of Merger dated as of November 7, 2006 that provided for the Acquisition to occur by the merger of Newco with and into Holdco, with Holdco surviving the merger. As a result of the merger, Palm Coast Data is now an indirect wholly-owned subsidiary of Kable Media Services, Inc. The merger consideration was financed with existing cash and borrowings and totaled approximately $95,600,000. The transaction has been accounted for as a purchase, and the results of operations of Palm Coast have been included in the consolidated financial statements since the date of acquisition.

The following unaudited pro forma consolidated information reflects the results of the Company's operations as if the Acquisition had occurred at the beginning of 2007 and 2006. These pro forma results are not necessarily an indication of what may be expected to occur in future periods (in thousands, except per share data):

	Year ended April 30,	
	2007	2006
Revenue	$ 241,876	$ 197,896
Net income	$ 44,931	$ 26,153
Earnings per share-basic and diluted	$ 6.76	$ 3.94

The allocation of the purchase price of Palm Coast to net tangible and identifiable intangible assets was based on their estimated fair values as of January 16, 2007, determined using valuations and other studies. The excess of the purchase price plus estimated fees and expenses related to the Acquisition over the net tangible and identifiable intangible assets was allocated to goodwill. The purchase price (including closing costs and excluding cash acquired) has been allocated as follows (in thousands):

Receivables	$ 10,082
Property, plant and equipment	22,886
Deferred taxes, net	2,075
Deferred order entry costs	1,636
Customer contracts and relationships	15,000
Goodwill	49,143
Accounts payable and accrued expenses	(7,631)
Other assets	2,445
	$ 95,636

The useful lives of the intangible assets acquired are as follows: deferred order entry costs – one year; customer contracts and relationships - 12 years; and goodwill - indefinite. The goodwill recognition of $49,143,000 is primarily related to the anticipated future earnings and cash flows of Palm Coast.

In November 2004, Kable's Distribution Services subsidiary purchased a portfolio of magazine distribution contracts for a total purchase price of approximately $1,270,000, consisting of cash ($100,000) and a note payable ($1,170,000). The purchase price was capitalized and is included in Intangible and Other Assets, net, on the accompanying balance sheets.

(3) RECEIVABLES:

Receivables consist of:

	April 30,	
	2007	2006
	(Thousands)	
Real estate operations:		
Mortgage and other receivables	$ 25,165	$ 14,688
Allowance for doubtful accounts	(48)	(96)
	$ 25,117	$ 14,592
Media services operations (maturing within one year):		
Fulfillment services	$ 29,606	$ 20,266
Newsstand Distribution Services, net of estimated returns	19,550	18,409
	49,156	38,675
Allowance for doubtful accounts	(1,331)	(1,535)
	$ 47,825	$ 37,140

The Company extends credit to various companies in its real estate and media services businesses that may be affected by changes in economic or other external conditions. Financial instruments that may potentially subject the Company to a significant concentration of credit risk primarily consist of trade accounts receivable from wholesalers in the magazine distribution industry. Approximately 43% and 47% of media services net accounts receivable were due from three customers at April 30, 2007 and 2006. As a result of the concentration of accounts receivable in three customers, the Company could be adversely affected by adverse changes in their financial condition or other factors negatively affecting these companies. As industry practices allow, the Company's policy is to manage its exposure to credit risk through credit approvals and limits and, on occasion (particularly in connection with real estate land sales), the taking of collateral. The Company also provides an allowance for doubtful accounts for potential losses based upon factors surrounding the credit risk of specific customers, historical trends and other financial and non-financial information.

Real estate mortgage receivables bear interest at rates ranging from 8.5% to 10.25% and result primarily from land sales. Maturities of principal on real estate receivables at April 30, 2007 were as follows: 2008 - $13,446,000; 2009 - $11,666,000; 2010 - $0; 2011 - $0; 2012 - $53,000.

Because the publications distributed by Kable are sold throughout the distribution chain on a fully-returnable basis in accordance with prevailing industry practice, the Company provides for estimated returns from wholesalers at the time the publications go on sale by charges to income that are based on historical experience and most recent sales data for publications on an issue-by-issue basis, and then simultaneously provides for estimated credits from publishers for the related returns. Newsstand Distribution Services accounts receivable are net of estimated magazine returns of $52,275,000 in 2007 and $54,071,000 in 2006. In addition, pursuant to an arrangement that commenced in April 2006 with one publisher customer of the Newsstand Distribution Services business, the publisher bears the ultimate credit risk of non-collection of amounts due from the customers to which the Company distributed the publisher's magazines under this arrangement. Accounts receivable subject to this arrangement were netted ($21,106,000 and $20,368,000 were netted at April 30, 2007 and 2006) against the related accounts payable due the publisher on the accompanying balance sheets. Media services operations receivables collateralize line-of-credit arrangements utilized for the Newsstand Distribution and Fulfillment Services operations (see Note 9).

Media Services operations provide services to publishing companies owned or controlled by a major shareholder and member of the Board of Directors. Commissions and other revenues earned on these transactions represented approximately 1% of consolidated revenues in 2007 and 2% of consolidated revenues in 2006 and 2005.

(4) REAL ESTATE INVENTORY:

Real estate inventory consists of land and improvements held for sale or development. Accumulated capitalized interest costs included in real estate inventory at April 30, 2007 and 2006 were $2,293,000 and $2,644,000. Interest costs capitalized during 2007, 2006 and 2005 were $469,000, $21,000 and $65,000. Accumulated capitalized real estate taxes included in the inventory of land and improvements at April 30, 2007 and 2006 were $1,887,000 and $2,191,000. Real estate taxes capitalized during 2007, 2006 and 2005 were $18,000, $16,000 and $18,000. Previously capitalized interest costs and real estate taxes charged to real estate cost of sales were $357,000, $662,000 and $883,000 in 2007, 2006 and 2005, and $64,000 was charged to commercial rental properties in 2005.

Substantially all of the Company's real estate assets are located in or adjacent to Rio Rancho, New Mexico. As a result of this geographic concentration, the Company could be affected by changes in economic conditions in that region.

(5) INVESTMENT ASSETS:

Investment assets consist of:

	April 30,	
	2007	2006
	(Thousands)	
Land held for long-term investment	$ 9,039	$ 6,800
Commercial rental properties:		
Land, buildings and improvements	3,535	7,051
Furniture and fixtures	42	216
	3,577	7,267
Less accumulated depreciation	(451)	(2,481)
	3,126	4,786
	$ 12,165	$ 11,586

Land held for long-term investment represents property located in areas that are not planned to be developed in the near term and thus has not been offered for sale.

Depreciation of investment assets charged to operations amounted to $179,000, $209,000 and $140,000 in 2007, 2006 and 2005.

(6) PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of:

	April 30,	
	2007	2006
	(Thousands)	
Land, buildings and improvements	$ 17,217	$ 4,397
Furniture and equipment	41,778	30,117
Other	75	96
	59,070	34,610
Less accumulated depreciation	(28,552)	(23,731)
	$ 30,518	$ 10,879

Depreciation of property, plant and equipment charged to operations amounted to $4,983,000, $4,222,000 and $4,001,000 in 2007, 2006 and 2005.

(7) INTANGIBLE AND OTHER ASSETS:

Intangible and other assets consist of:

	April 30, 2007		April 30, 2006	
	(Thousands)			
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Software development costs	$ 9,461	$ 1,758	$ 7,787	$ 689
Deferred order entry costs	5,837	-	3,872	-
Prepaid expenses	3,302	-	2,137	-
Customer contracts and relationships	15,000	364	-	-
Other	5,118	2,582	3,841	1,710
	$ 38,718	$ 4,704	$ 17,637	$ 2,399

Software development costs include internal and external costs of the development of new or enhanced software programs and are generally amortized over five years. Deferred order entry costs represent costs incurred in connection with the data entry of customer subscription information to data base files and are charged directly to operations over a 12-month period. Customer contracts and relationships are based on an independent appraisal of the purchase price allocation of Palm Coast (see Note 2) and are amortized over 12 years.

Amortization related to deferred charges was $2,157,000, $1,137,000 and $1,202,000 in 2007, 2006 and 2005. Amortization of Intangible and other assets for each of the next five years is estimated to be as follows: 2008 - $3,685,000; 2009 - $3,588,000; 2010 - $3,376,000; 2011 - $2,825,000; and 2012 - $1,986,000.

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of:

	April 30,	
	2007	2006
	(Thousands)	
Publisher payables, net	$ 63,759	$ 27,273
Accrued expenses	6,803	4,320
Trade payables	3,701	2,602
Other	9,294	5,187
	$ 83,557	$ 39,382

Pursuant to an arrangement with a publisher customer of the Newsstand Distribution Services business that commenced in April 2006, the Company has netted $21,106,000 and $20,368,000 of accounts receivable against the related accounts payable at April 30, 2007 and 2006 (See Note 3).

(9) NOTES PAYABLE:

Notes payable consist of:

	April 30,	
	2007	2006
	(Thousands)	
Line-of-credit borrowings:		
Real estate operations	$ 6,000	$ -
Media services operations	11,905	2,377
Real estate operations term loan	10,559	-
Other notes payable	3,835	3,639
	$ 32,299	$ 6,016

Maturities of principal on notes outstanding at April 30, 2007 were as follows: 2008 - $5,297,000; 2009 - $14,297,000; 2010 - $734,000; 2011 - $11,938,000; and 2012 - $33,000

Lines-of-credit and other borrowings

In January 2007, AMREP Southwest entered into a new loan agreement that replaced a prior loan agreement entered into in September 2006. The new loan agreement added a $14,180,000 term loan facility to the unsecured $25,000,000 revolving credit facility provided in the September 2006 agreement.

The revolving credit facility matures September 17, 2008 and is used to support real estate development in New Mexico. Borrowings bear annual interest at the borrower's option at (i) the prime rate (8.25% at April 30, 2007) less 1.00%, or (ii) the 30-day LIBOR rate plus 1.65% (6.97% at April 30, 2007) if borrowings are less than $10,000,000 or plus 1.50% if borrowings are $10,000,000 or above. At April 30, 2007, the outstanding balance of the revolving credit facility was $6,000,000 with an interest rate of 6.97%. The term loan bears annual interest at the 30-day LIBOR rate plus 1.75% (7.07% at April 30, 2007), matures December 15, 2008 and is secured by certain of the borrower's notes receivable from real estate sales. The term loan requires prepayment in an amount equal to collections on the notes receivable held as collateral and the amount of any that have experienced payment defaults. At April 30, 2007, the outstanding balance of the term loan was $10,559,000. The loan agreement contains a number of restrictive covenants, including one that requires the borrower to maintain a minimum tangible net worth.

In connection with the completion of the acquisition of Palm Coast, Kable and certain of its direct and indirect subsidiaries entered into a Second Amended and Restated Loan and Security Agreement with a bank (the "Present Kable Loan Agreement"). Certain of Kable's direct and indirect subsidiaries were previously parties to an Amended and Restated Loan and Security Agreement dated as of April 28, 2005, as amended (the "Prior Kable Loan Agreement"), with the same bank. The Prior Kable Loan Agreement consisted of several revolving credit facilities and capital expenditure lines of credit.

The Present Kable Loan Agreement amended the Prior Kable Loan Agreement and canceled certain of the existing credit facilities, consolidated in part certain of the revolving credit facilities and existing term debt and added Kable Media Services, Inc. and Palm Coast as additional borrowers. The credit facilities under the Present Kable Loan Agreement consist of: (i) a revolving credit loan and letter of credit facility in an aggregate principal amount of up to $35,000,000 ("Facility A"), a portion of which was used to fund part of the merger consideration for the acquisition of Palm Coast, and the remainder of which may be used for working capital purposes; (ii) a secured term loan of approximately $3,000,000 ("Facility B"); (iii) a capital expenditure line of credit in an amount of up to $1,500,000 to finance new equipment ("Facility C"); and (iv) a second revolving credit loan facility of $10,000,000 ("Facility D") that may be used exclusively for the payment of accounts payable under a distribution agreement with a customer of Kable's Distribution Services business. The borrowers' obligations under the Present Kable Loan Agreement are secured by substantially all of their assets other than (i) real property and (ii) any borrower's interest in the capital securities of any other borrower or any subsidiary of any borrower.

The Facility A, C and D loans mature in May 2010 and bear annual interest at fluctuating rates that, at the borrowers' option, may be either (i) reserve adjusted LIBOR rates (5.3% at April 30, 2007) plus a margin established quarterly of from 1.5% to 2.5% dependent on the borrowers' funded debt to EBITDA ratio, as defined in the Present Kable Loan Agreement, or (ii) the Lender's prime rate (8.25% at April 30, 2007). The Facility B loan matures December 31, 2009 and bears annual interest at a rate of 6.4%. At April 30, 2007, the outstanding balance under Facility A was $11,905,178 with an interest rate of 7.30%, and the outstanding balance under Facility B was $2,699,000 (included in Other notes payable) with an interest rate of 6.40%. There were no outstanding balances for Facilities C and D as of April 30, 2007.

The Present Kable Loan Agreement requires the borrowers to maintain certain financial ratios and contains customary covenants and restrictions, the most significant of which limit the ability of the borrowers to declare or pay dividends or make other distributions to the Company unless certain conditions are satisfied, and that limit the annual amount of indebtedness the borrowers may incur for capital expenditures and other purposes.

Other notes payable consist of equipment financing loans and a note payable related to the acquisition of distribution contracts with a weighted average interest rate of 5.8% at April 30, 2007.

(10) BENEFIT PLANS:

Retirement plan

The Company has a retirement plan for which accumulated benefits were frozen and future service credits were curtailed as of March 1, 2004. Prior to that date it had covered substantially all full-time employees and provided benefits based upon a percentage of the employee's annual salary. The following tables summarize the balance sheet impact as well as the benefit obligations, assets, funded status and assumptions associated with the retirement plan.

Net periodic pension cost for 2007, 2006 and 2005 was comprised of the following components:

	Year Ended April 30,		
	2007	2006	2005
		(Thousands)	
Interest cost on projected benefit obligation	$ 1,789	$ 1,780	$ 1,817
Expected return on assets	(2,224)	(1,994)	(2,064)
Plan expenses	180	212	124
Recognized net actuarial loss	325	629	426
Total cost recognized in pretax income	70	627	303
Cost (benefit) recognized in pretax other comprehensive income	(2,017)	(3,173)	2,271
	$ (1,947)	$ (2,546)	$ 2,574

The estimated net loss, transition obligation and prior service cost for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $149,000, $0 and $0, respectively.

Assumptions used in determining net periodic pension cost and the benefit obligations were:

	Year Ended April 30,		
	2007	2006	2005
Discount rate	5.75%	5.75%	5.75%
Expected long-term rate of return on assets	8.0%	8.0%	8.0%

The following table sets forth changes in the plan's benefit obligations and assets, and summarizes components of amounts recognized in the Company's consolidated balance sheets:

	April 30,		
	2007	2006	2005
		(Thousands)	
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 32,159	$ 31,808	$ 30,048
Interest cost	1,789	1,780	1,817
Actuarial (gain) loss	(757)	418	1,821
Benefits paid	(1,908)	(1,847)	(1,878)
Benefit obligation at end of year	$ 31,283	$ 32,159	$ 31,808
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 28,925	$ 26,028	$ 26,842
Contributions	44	-	-
Actual return on plan assets	3,125	4,924	1,276
Benefits paid	(1,908)	(1,847)	(1,878)
Plan expenses	(146)	(180)	(212)
Fair value of plan assets at end of year	$ 30,040	$ 28,925	$ 26,028

Funded status:			
Benefit obligation in excess of plan assets	$ (1,243)	$ (3,234)	$ (5,780)
Unrecognized net actuarial loss	4,771	6,788	9,961
Net asset (liability) recognized in the balance sheets	$ (3,528)	$ 3,554	$ 4,181
Amounts recognized on the balance sheets:			
Accrued pension costs	$ (1,243)	$ (3,234)	$ (5,780)
Pre-tax accumulated comprehensive loss	4,771	6,788	9,961
	$ (3,528)	$ 3,554	$ 4,181

Due to the adoption of SFAS No. 158 as of April 30, 2007, the funded status of the plan is equal to the net liability recognized in the April 30, 2007 consolidated balance sheet. As a result of applying SFAS No. 158, there was minimal incremental affect on individual line items in the accompanying balance sheet, and no adjustments of retained earnings and accumulated comprehensive income (loss) was required.

The average asset allocation for the retirement plan by asset category was as follows:

	April 30,	
	2007	2006
Equity securities	79%	78%
Fixed income securities	19	19
Other (principally cash and cash equivalents)	2	3
Total	100%	100%

The Company recorded other comprehensive income (loss), net of tax, of $1,210,000 in 2007, $1,904,000 in 2006 and ($1,362,000) in 2005 to account for the net effect of changes to the unfunded pension liability.

The investment mix between equity securities and fixed income securities is based upon achieving a desired return by balancing higher return, more volatile equity securities and lower return, less volatile fixed income securities. Plan assets are invested in portfolios of diversified public-market equity and fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes and, in the case of fixed income securities, maturities and credit quality. The plan holds no securities of the Company.

The expected return on assets for the retirement plan is based on management's expectation of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan is invested, as well as current economic and market conditions.

The Company funds the retirement plan according to IRS funding limitations. In 2007, the Company contributed $44,000 to the plan. No contributions were required in 2006 or 2005. The Company expects to contribute approximately $200,000 to the retirement plan in fiscal 2008.

The amount of future annual benefit payments is expected to be between $2.0 million and $2.3 million in 2007 through 2011, and an aggregate of approximately $11.3 million is expected to be paid in the five-year period 2012 through 2016.

Savings and salary deferral plans

The Company has a Savings and Salary Deferral Plan, commonly referred to as a 401(k) plan, in which all full-time employees (other than Palm Coast employees) with more than one year of service are eligible to participate and contribute to through salary deductions. The Company may make discretionary matching contributions, subject to the approval of its Board of Directors. For each of the three years ended April 30, 2007, the Company matched 66.67% of eligible employees' contributions up to a maximum of 4% of such employees' compensation.

As a result of the Acquisition, the Company has a 401(k) plan in which all Palm Coast employees with more than six months of service are eligible to participate and contribute to through salary deductions. Employees may defer 1% to 20% of pretax wages to the allowed federal maximum each calendar year. The Company currently matches 50% of the first 6% of eligible compensation.

The Company's contributions to the plans amounted to approximately $981,000, $832,000 and $841,000 in 2007, 2006 and 2005.

Directors' stock plan

During 2003, the Company adopted the AMREP Corporation 2002 Non-Employee Directors' Stock Plan and reserved 65,000 shares of common stock for issuance to non-employee directors. Under the plan, each non-employee director received 1,250 shares of stock on each March 15 and September 15 as partial payment for services rendered. The expense recorded based upon the fair market value of the stock at time of issuance under this plan was $339,000, $441,000 and $330,000 in 2007, 2006 and 2005 (7,500 shares issued in 2007 and 15,000 shares issued in each of 2006 and 2005). This plan was terminated in December 2006.

Equity compensation plan

In September 2006 the Company adopted the 2006 Equity Compensation Plan (the "Plan") that provides for the issuance of up to 400,000 shares of common stock of the Company pursuant to options, grants or other awards made under the Plan. As of April 30, 2007, the Company issued no options, grants or other awards under the Plan.

Stock option plan

The Company had in effect a stock option plan that provided for the automatic issuance of an option to purchase 500 shares of common stock to each non-employee director annually at the fair market value at the date of grant. The options are exercisable in one year and expire five years after the date of grant. The Board of Directors terminated the plan following the annual grants that were made in September 2005. Options exercised resulted in the issuance of new shares of common stock.

A summary of activity in the Company's stock option plan is as follows:

	Year Ended April 30,					
	2007		2006		2005	
	Number Of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	7,000	$ 18.56	7,000	$ 14.92	9,500	$ 9.12
Granted	-	-	3,000	24.88	3,000	17.55
Exercised	(2,500)	15.47	(2,500)	16.13	(5,500)	6.34
Expired or canceled	-	-	(500)	17.56	-	-
Options outstanding at end of year	4,500	$ 20.28	7,000	$ 18.56	7,000	$ 14.92
Available for grant at end of year	-		-		12,000	
Options exercisable at end of year	4,500		4,000		4,000	
Range of exercise prices for options exercisable at end of year	$15.19 to $24.88		$3.95 to $24.88		$3.95 to $17.55	

Options outstanding at April 30, 2007 were exercisable over a four-year period beginning one year from date of grant. The weighted average remaining contractual lives of options outstanding at April 30, 2007, 2006 and 2005 were 3.2, 3.9, and 3.6 years. The weighted average fair value per option share of options granted was $8.07 in 2006 and $5.57 in 2005. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2006 and 2005: dividend yield 2.2%; expected volatility of 42%; risk-free interest rates of 5.0% and 2.8%; and expected lives of 4 years.

The intrinsic value (the difference between the price of the underlying shares and the exercise price) of options exercisable at April 30, 2007 was $180,000. The total intrinsic value of options exercised during the years ended April 30, 2007, 2006 and 2005 was $122,000, $25,000 and $74,000.

Stock options granted were issued with an exercise price at the fair market value of the Company's stock at the date of grant. Accordingly, no compensation expense was recognized with respect to the stock option plan in the years 2006 and prior. In addition, under SFAS No. 123(R) the compensation expense was not material to the results of operations for 2007.

(11) INCOME TAXES:

The provision for income taxes consists of the following:

	Year Ended April 30,		
	2007	2006	2005
		(Thousands)	
Current:			
Federal	$ 18,228	$ 9,735	$ 5,770
State and local	1,540	823	488
	19,768	10,558	6,258
Deferred:			
Federal	2,940	1,587	928
State and local	328	176	103
	3,268	1,763	1,031
Total provision for income taxes	$ 23,036	$ 12,321	$ 7,289

The provision for income taxes has been allocated as follows:

	Year Ended April 30,		
	2007	2006	2005
		(Thousands)	
Continuing operations	$ 23,971	$ 10,233	$ 7,326
Discontinued operations	(935)	2,088	(37)
Total provision for income taxes	$ 23,036	$ 12,321	$ 7,289

The components of the net deferred income tax liability are as follows:

	April 30,	
	2007	2006
	(Thousands)	
Deferred income tax assets:		
State tax loss carryforwards	$ 3,359	$ 3,844
Accrued pension costs	450	1,302
Federal NOL carryforward	2,895	-
Vacation accrual	1,236	859
Other	1,097	996
Total deferred income tax assets	9,037	7,001

Deferred income tax liabilities:		
Real estate basis differences	(2,181)	(2,097)
Reserve for periodical returns	(1,888)	(1,434)
Depreciable assets	(4,680)	(3,485)
Deferred gains on investment assets	(5,150)	(1,450)
Capitalized costs for financial reporting purposes, expensed for tax	(3,624)	(4,060)
Total deferred income tax liabilities	(17,523)	(12,526)
Valuation allowance for realization of state tax loss carry forwards	(2,663)	(3,625)
Net deferred income tax liability	$ (11,149)	$ (9,150)

The following table reconciles taxes computed at the U.S. federal statutory income tax rate from continuing operations to the Company's actual tax provision:

	Year Ended April 30,		
	2007	2006	2005
		(Thousands)	
Computed tax provision at statutory rate	$ 24,734	$ 11,455	$ 8,020
Increase (reduction) in tax resulting from:			
State income taxes, net of federal income tax effect	1,296	552	395
Real estate charitable land contribution	(1,419)	(1,543)	(1,093)
Other	(640)	(231)	4
Actual tax provision	$ 23,971	$ 10,233	$ 7,326

The Company has a federal net operating loss carryforward of approximately $8,300,000 resulting from the purchase price allocation of Palm Coast, which will begin to expire in the fiscal year ending April 30, 2024. In addition, $23,483,000 of goodwill associated with the Palm Coast acquisition (see Note 2) is deductible for tax purposes.

The Company also has state net operating loss carryforwards that will expire beginning in the fiscal year ending April 30, 2008 through April 30, 2028. The deferred tax asset of $3,359,000 related to the state net operating loss carryforwards expires as follows: 2008 - $42,000; 2009 - $0; 2010 - $0; 2011 - $17,000; 2012 - $0; and thereafter - $3,300,000.

A valuation allowance is provided when it is considered more likely than not that certain deferred tax assets will not be realized. The valuation allowance relates entirely to net operating loss carryforwards in states where the Company has no current operations.

(12) SHAREHOLDERS' EQUITY:

The Company recorded other comprehensive income (loss) of $1,210,000 in 2007, $1,904,000 in 2006 and ($1,362,000) in 2005 to account for the net effect of changes to the unfunded pension liability (see Note 10).

(13) DISCONTINUED OPERATIONS:

Income from discontinued operations in 2006 of $3,556,000, net of tax, reflects the gain from the disposition of the primary assets of the Company's El Dorado, New Mexico water utility subsidiary, which were taken through condemnation proceedings during 2006. Financial information for operations of this subsidiary for prior periods was reclassified to conform to this presentation. In June 2007, the Company settled all existing litigation involving this former subsidiary. The total amount of the settlements, including legal fees, was $1,591,000, net of tax, and has been accounted for as a loss from discontinued operations in 2007.

Revenues and pre-tax loss of the water utility subsidiary prior to the transfer of the utility's assets in 2005 were $1,210,000 and $100,000, respectively.

(14) COMMITMENTS AND CONTINGENCIES:

Land sale contracts

The Company has obligations to complete development work under certain sales that are accounted for under the percentage-of-completion method (see Note 1). At April 30, 2007, revenues of $4,352,000 were deferred pending completion of development work.

The Company has also entered into conditional sales contracts for the sale of lots in Rio Rancho, New Mexico which would close at varying times through fiscal 2009; however, since each of the contracts permits the purchaser to terminate its obligations by forfeiture of a relatively modest deposit, there are no assurances that all, or even a substantial portion, of the lots subject to the contracts will be sold pursuant to the contracts. No recognition has been given to the conditional sales contracts in the financial statements.

Non-cancelable leases

The Company is obligated under long-term, non-cancelable leases for equipment and various real estate properties. Certain real estate leases provide that the Company will pay for taxes, maintenance and insurance costs and include renewal options. Rental expense for 2007, 2006 and 2005 was approximately $8,295,000, $8,596,000 and $9,359,000.

The total minimum rental commitments for years subsequent to April 30, 2007 of $24,109,000 are due as follows: 2008 - $5,162,000; 2009 - $4,006,000; 2010 - $2,853,000; 2011 - $2,658,000; 2012 - $2,509,000; and thereafter - $6,921,000.

Lot exchanges

In connection with certain individual home site sales made prior to 1977 at Rio Rancho, New Mexico, if water, electric and telephone utilities have not reached the lot site when a purchaser is ready to build a home, the Company is obligated to exchange a lot in an area then serviced by such utilities for the lot of the purchaser, without cost to the purchaser. The Company has not incurred significant costs related to the exchange of lots.

(15) LITIGATION:

A subsidiary of Kable is one of a number of defendants in a lawsuit in which the plaintiff is a former wholesaler no longer in business who alleges that the Company and other national magazine distributors and wholesalers engaged in violations of the Robinson-Patman Act (which generally prohibits discriminatory pricing) that caused it to go out of business. The plaintiff sought damages from the Kable defendant of approximately $15.2 million; any damages awarded would be trebled. In September 2005, the Court granted the motion for summary judgment of the defendants, including Kable, and judgment in favor of the defendants, including Kable, was entered. The plaintiff has appealed the judgment. No provision has been made in the financial statements for this contingency.

The Company and its subsidiaries are involved in various other claims and legal actions incident to their operations which, in the opinion of management based in part upon advice of counsel, will not materially affect the consolidated financial position or results of operations of the Company and its subsidiaries.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying amounts of cash and cash equivalents, media services trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments. Debt that bears variable interest rates indexed to prime or LIBOR also approximates fair value as it reprices when market interest rates change. The estimated fair value of the Company's long-term, fixed-rate mortgage receivables was $24.4 million and $14.1 million versus carrying amounts of $24.7 million and $14.2 million at April 30, 2007 and April 30, 2006. The estimated fair value of the Company's long-term, fixed-rate notes payable was $3.8 million and $3.4 million versus carrying amounts of $3.8 million and $3.6 million at April 30, 2007 and April 30, 2006.

(17) INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRY SEGMENTS:

The Company has identified three reportable segments in which it currently has business operations. Real Estate operations primarily include land sales activities, which involve the obtaining of approvals and development of large tracts of land for sales to homebuilders, commercial users and others, as well as investments in commercial and investment properties. The Company's Media Services subsidiary has two identified segments, Newsstand Distribution Services and Fulfillment Services. Fulfillment Services operations invòlve the performance of subscription and product fulfillment and other related activities on behalf of various publishers and other clients, and Newsstand Distribution Services operations involve the national and, to a small degree, international distribution and sale of periodicals to wholesalers. Certain common expenses as well as identifiable assets are allocated among industry segments based upon management's estimate of each segment's absorption. Corporate revenues and expenses not identifiable with a specific segment are shown as a separate segment in this presentation.

The accounting policies of the segments are the same as those described in Note 1. Summarized data relative to the industry segments in which the Company has continuing operations is as follows (amounts in thousands):

	Real Estate Operations	Fulfillment Services	Newsstand Distribution Services	Corporate	Consolidated
Year ended April 30, 2007 (a):					
Revenues	$ 102,848	$ 86,121	$ 14,384	$ 1,486	$ 204,839
Income from continuing operations	43,190	154	2,009	1,344	46,697
Provision (benefit) for income taxes from continuing operations	22,688	138	1,226	(81)	23,971
Interest expense (income), net (b)	-	2,202	(716)	(784)	702
Depreciation and amortization	201	6,160	953	5	7,319
EBITDA (c)	$ 66,079	$ 8,654	$ 3,472	$ 484	$ 78,689
Goodwill	$ -	$ 50,441	$ 3,893	$ -	$ 54,334
Total assets	$ 88,756	$ 142,563	$ 39,214	$ 22,126	$ 292,659
Capital expenditures	$ 2,871	$ 1,779	$ -	$ 17	$ 4,667
Year ended April 30, 2006 (a):					
Revenues	$ 59,169	$ 75,332	$ 13,131	$ 664	$ 148,296
Income from continuing operations	18,856	2,289	1,113	236	22,494
Provision (benefit) for income taxes from continuing operations	8,412	1,388	692	(259)	10,233
Interest expense (income), net (b)	-	452	(108)	-	344
Depreciation and amortization	235	4,552	749	32	5,568
EBITDA (c)	$ 27,503	$ 8,681	$ 2,446	$ 9	$ 38,639
Goodwill	$ -	$ 1,298	$ 3,893	$ -	$ 5,191
Total assets	$ 80,456	$ 44,359	$ 32,631	$ 31,595	$ 189,041
Capital expenditures	$ 252	$ 3,500	$ 140	$ 4	$ 3,896
Year ended April 30, 2005 (a):					
Revenues	$ 37,385	$ 83,896	$ 13,017	$ 208	$ 134,506
Income from continuing operations	10,933	3,957	769	(71)	15,588
Provision (benefit) for income taxes from continuing operations	4,552	2,372	482	(80)	7,326
Interest expense, net (b)	5	555	47	53	660
Depreciation and amortization	188	4,403	575	177	5,343
EBITDA (c)	$ 15,678	$ 11,287	$ 1,873	$ 79	$ 28,917
Goodwill	$ -	$ 1,298	$ 3,893	$ -	$ 5,191
Total assets	$ 75,571	$ 43,216	$ 42,574	$ 32,948	$ 194,309
Capital expenditures	$ 1,913	$ 3,018	$ -	$ 14	$ 4,945

(a) Segment information reported above does not include net income (loss) from discontinued operations of ($1,591,000) in 2007, $3,556,000 in 2006 and ($63,000) in 2005.
(b) Interest expense, net includes inter-segment interest income that is eliminated in consolidation.
(c) The Company uses EBITDA (which AMREP Corporation defines as income from continuing operations before interest expense, net, income taxes and depreciation and amortization) in addition to income as key measures of profit or loss for segment performance and evaluation purposes.

(18) SELECTED QUARTERLY FINANCIAL DATA (Unaudited):

(In thousands of dollars, except per share amounts)
Quarter Ended

Year ended April 30, 2007:	July 31, 2006	October 31, 2006	January 31, 2007	April 30, 2007
Revenues	$ 58,269	$ 56,055	$ 42,189	$ 48,326
Gross Profit	28,313	29,150	14,948	14,636
Income from continuing operations	15,804	16,062	6,930	7,901
Loss from operations of discontinued business, net of taxes	-	-	-	(1,591)
Net income	$ 15,804	$ 16,062	$ 6,930	$ 6,310
Earnings per share – Basic and Diluted: (a)				
Continuing operations	$ 2.38	$ 2.42	$ 1.04	$ 1.19
Discontinued operations	-	-	-	(0.24)
Total	$ 2.38	$ 2.42	$ 1.04	$ 0.95

Year ended April 30, 2006:	July 31, 2005	October 31, 2005	January 31, 2006	April 30, 2006
Revenues	$ 30,014	$ 34,847	$ 35,589	$ 47,846
Gross Profit	6,437	10,698	9,671	19,688
Income from continuing operations	1,802	5,062	5,241	10,389
Income (loss) from operations of discontinued business, net of taxes	3,562	(6)	-	-
Net income	$ 5,364	$ 5,056	$ 5,241	$ 10,389
Earnings per share – Basic and Diluted: (a)				
Continuing operations	$ 0.27	$ 0.76	$ 0.79	$ 1.56
Discontinued operations	0.54	-	-	-
Total	$ 0.81	$ 0.76	$ 0.79	$ 1.56

(a) The sum of the quarters does not equal the full year earnings per share due to rounding.

(19) SUBSEQUENT EVENTS:

On July 16, 2007, the Company announced that its Board of Directors declared a special cash dividend of $1.00 per share payable on August 24, 2007 to shareholders of record at the close of business on August 10, 2007. At the same time, the Board also authorized the Company to repurchase up to 500,000 shares of its outstanding common stock. The purchases may be made from time-to-time either in the open market or through negotiated private transactions with non-affiliates of the Company. No assurance can be given as to the time period over which any shares will be purchased or as to whether or to what extent the share purchase program will be consummated. The Company expects to fund any share purchases from internally generated cash or from borrowings.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief financial officer and the other executive officers whose certifications accompany this annual report, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. As a result of such evaluation, the chief financial officer and such other executive officers have concluded that such disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including the Company's principal executive and principal financial officers or persons performing such functions, as appropriate, to allow timely decisions regarding disclosure. The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. In addition, since the Company acquired Palm Coast Data Holdco, Inc. and Palm Coast Data LLC (previously defined collectively as "Palm Coast") on January 16, 2007, the Company's ability to effectively apply its disclosure controls and procedures to Palm Coast is inherently limited by the short period of time the Company had to evaluate the Palm Coast operations.

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to Report of Management on Internal Control Over Financial Reporting, included in Part II, "Item 8. Financial Statements and Supplementary Data" of this report. The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to Report of Independent Public Accounting Firm on Internal Control Over Financial Reporting, included in Part II, "Item 8. Financial Statements and Supplementary Data" of this report.

No change in the Company's system of internal control over financial reporting occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth under the headings "Election of Directors", "The Board of Directors and its Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission (the "2007 Proxy Statement") is incorporated herein by reference. In addition, information concerning the Company's executive officers is included in Part I above under the caption "Executive Officers of the Registrant".

Item 11. Executive Compensation

The information set forth under the headings "Compensation of Executive Officers" and "Compensation of Directors" and the subheadings "Report of the Compensation and Human Resources Committee" and "Compensation Committee Interlocks and Insider Participation" in the 2007 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the headings "Common Stock Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2007 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the headings "The Board of Directors and its Committees" and "Certain Transactions" and the subheading "Compensation Committee Interlocks and Insider Participation" in the 2007 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the subheadings "Audit Fees" and "Pre-Approval Policies and Procedures" in the 2007 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements. The following consolidated financial statements and supplementary financial information are filed as part of this report:

AMREP Corporation and Subsidiaries:

- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting dated July 16, 2007 – McGladrey & Pullen, LLP
- Report of Independent Registered Public Accounting Firm dated July 16, 2007 – McGladrey & Pullen, LLP
- Consolidated Balance Sheets - April 30, 2007 and 2006
- Consolidated Statements of Income for the Three Years Ended April 30, 2007
- Consolidated Statements of Shareholders' Equity for the Three Years Ended April 30, 2007
- Consolidated Statements of Cash Flows for the Three Years Ended April 30, 2007
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules. The following financial statement schedule is filed as part of this report:

AMREP Corporation and Subsidiaries:

- Schedule II - Valuation and Qualifying Accounts

Financial statement schedules not included in this annual report on Form 10-K have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits.

The exhibits filed in this report are listed in the Exhibit Index.

The Registrant agrees, upon request of the Securities and Exchange Commission, to file as an exhibit each instrument defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries which has not been filed for the reason that the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.

(b) Exhibits. See (a)3 above.

(c) Financial Statement Schedules. See (a)2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMREP CORPORATION
(Registrant)

Dated: July 16, 2007

By /s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief
Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief Financial Officer
Principal Financial Officer
and Principal Accounting Officer*
Dated: July 16, 2007

/s/ Edward B. Cloues, II
Edward B. Cloues, II
Director
Dated: July 16, 2007

/s/ Lonnie A. Coombs
Lonnie A. Coombs
Director
Dated: July 16, 2007

/s/ Nicholas G. Karabots
Nicholas G. Karabots
Director
Dated: July 16, 2007

/s/ Albert V. Russo
Albert V. Russo
Director
Dated: July 16, 2007

/s/ Samuel N. Seidman
Samuel N. Seidman
Director
Dated: July 16, 2007

/s/ James Wall
James Wall
Director*
Dated: July 16, 2007

/s/ Jonathan B. Weller
Jonathan B. Weller
Director
Dated: July 16, 2007

/s/ Michael P. Duloc
Michael P. Duloc
President, Kable Media Services, Inc.*
Dated: July 16, 2007

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The Registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

AMREP CORPORATION AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(Thousands)

Description	Balance at Beginning of Period	Additions: Charges (Credits) to Costs and Expenses	Additions: Charged (Credited) to Other Accounts	Deductions	Balance at End of Period
FOR THE YEAR ENDED APRIL 30, 2007:					
Allowance for doubtful accounts (included in receivables - real estate operations on the consolidated balance sheet)	$ 96	$ -	$ -	$ 48	$ 48
Allowance for estimated returns and doubtful accounts (included in receivables - magazine circulation operations on the consolidated balance sheet)	$ 55,606	$ (1,447)	$ -	$ 553	$ 53,606
FOR THE YEAR ENDED APRIL 30, 2006:					
Allowance for doubtful accounts (included in receivables - real estate operations on the consolidated balance sheet)	$ 96	$ -	$ -	$ -	$ 96
Allowance for estimated returns and doubtful accounts (included in receivables - magazine circulation operations on the consolidated balance sheet)	$ 59,165	$ (3,483)	$ -	$ 76	$ 55,606
FOR THE YEAR ENDED APRIL 30, 2005:					
Allowance for doubtful accounts (included in receivables - real estate operations on the consolidated balance sheet)	$ 192	$ -	$ -	$ 96	$ 96
Allowance for estimated returns and doubtful accounts (included in receivables - magazine circulation operations on the consolidated balance sheet)	$ 55,620	$ 3,825	$ -	$ 280	$ 59,165

Note: Charges (credits) recorded in magazine circulation operations include a reserve for the estimate of magazine returns from wholesalers, which are substantially offset by offsetting credits related to the return of these magazines to publishers.

EXHIBIT INDEX

2.1 Agreement and Plan of Merger by and among AMREP Corporation, Kable Media Services, Inc., Glen Garry Acquisition, Inc., Palm Coast Data Holdco, Inc., Palm Coast Data LLC and the Sellers set forth on the signature page thereto, dated as of November 7, 2006 - Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed January 19, 2007.

3.1 Certificate of Incorporation, as amended - Incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form S-3 filed March 21, 2007.

3.2 By-Laws, as amended - Incorporated by reference to Exhibit 3 (b) to Registrant's Quarterly Report on Form 10-Q filed December 14, 2006.

4.1 Second Amended and Restated Loan and Security Agreement dated as of January 16, 2007 among Kable Media Services, Inc., Kable News Company, Inc., Kable Distribution Services, Inc., Kable News Export, Ltd., Kable News International, Inc., Kable Fulfillment Services, Inc., Kable Fulfillment Services of Ohio, Inc., Palm Coast Data Holdco, Inc. and Palm Coast Data LLC and LaSalle Bank National Association. - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed January 19, 2007.

4.2 Loan Agreement dated January 8, 2007 between AMREP Southwest Inc. and Compass Bank - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed January 12, 2007.

4.3 $25,000,000 Promissory Note (Revolving Line of Credit) dated September 18, 2006 of AMREP Southwest Inc. payable to the order of Compass Bank. - Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed September 21, 2006.

4.4 $14,180,455 Promissory Note (Term Note) dated January 8, 2007 of AMREP Southwest Inc. payable to the order of Compass Bank - Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed January 12, 2007.

10.1 Non-Employee Directors Option Plan, as amended - Incorporated by reference to Exhibit 10 (i) to Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1997.*

10.2 2002 Non-Employee Directors' Stock Plan – Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report of Form 10-Q filed March 21, 2003.*

10.3 Offer letter dated June 2, 2005 from Registrant to Joseph S. Moran - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed June 8, 2005.*

10.4 Amended and Restated Distribution Agreement dated as of April 30, 2006 between Kappa Publishing Group, Inc. and Kable Distribution Services, Inc. - Incorporated by reference to Exhibit 10 (d) to Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 2006**

10.5 2006 Equity Compensation Plan – Incorporated by reference to Appendix B to the Registrant's Proxy Statement for its 2006 Annual Meeting of Shareholders forming a part of Registrant's Definitive Schedule 14A filed August 14, 2006.*

21 Subsidiaries of Registrant – Filed herewith.

23 Consent of McGladrey & Pullen, LLP - Filed herewith.

31.1 Certification required by Rule 13a - 14 (a) under the Securities Exchange Act of 1934.

31.2 Certification required by Rule 13a - 14 (a) under the Securities Exchange Act of 1934.

31.3 Certification required by Rule 13a - 14 (a) under the Securities Exchange Act of 1934.

32.1 Certification required by Rule 13a - 14 (b) under the Securities Exchange Act of 1934.

---

* Management contract or compensatory plan or arrangement in which directors or officers participate.

** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934.

Exhibit 31.1

CERTIFICATION*

I, Peter M. Pizza, certify that:

1. I have reviewed this annual report on Form 10-K of AMREP Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: July 16, 2007

/s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief Financial Officer

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Exhibit 31.2

CERTIFICATION*

I, James Wall, certify that:

1. I have reviewed this annual report on Form 10-K of AMREP Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: July 16, 2007

/s/ James Wall
James Wall

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Exhibit 31.3

CERTIFICATION*

I, Michael P. Duloc, certify that:

1. I have reviewed this annual report on Form 10-K of AMREP Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: July 16, 2007

/s/ Michael P. Duloc
Michael P. Duloc

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AMREP Corporation (the "Company") on Form 10-K for the period ended April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter M. Pizza
Peter M. Pizza*
Date: July 16, 2007

/s/ James Wall
James Wall*
Date: July 16, 2007

/s/ Michael P. Duloc
Michael P. Duloc*
Date: July 16, 2007

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Corporate Information

AMREP Corporation
August 2007

BOARD OF DIRECTORS

Edward B. Cloues, II, Chairman [1,3]
Chairman of the Board and CEO,
K-Tron International, Inc.
(Industrial Manufacturer)

Nicholas G. Karabots, Vice Chairman [1,3]
Chairman of the Board and CEO,
Kappa Media Group, Inc.,
Spartan Organization, Inc.,
Jericho National Golf Club, Inc. and related entities
(Publishing, Printing, Real Estate Development)

Lonnie A. Coombs [2]
Lonnie A. Coombs, CPA
Certified Public Accountant
(Accounting, Tax and Business Consulting Services)

Albert V. Russo [1,3]
Managing Partner, Russo Associates, Pioneer Realty
and 401 Broadway Building, real estate entities;
Partner, American Simlex Company, textile exports
(Commercial Real Estate, Textile Exports)

Samuel N. Seidman [2]
President, Seidman & Co., Inc.
(Economic Consultants and Investment Bankers)
Chairman of the Board, President and CEO,
Productivity Technologies Corp.
(Industrial Manufacturer)

James Wall
Chairman of the Board, President and CEO,
AMREP Southwest Inc.

Jonathan B. Weller [2]
Former President, COO and
Vice Chairman of the Board of Trustees,
Pennsylvania Real Estate Investment Trust;
Adjunct Professor, The Wharton School of the
University of Pennsylvania

1 Member Executive Committee
2 Member Audit Committee
3 Member Compensation and Human Resources Committee

OFFICERS AND MANAGEMENT

James Wall
Senior Vice President of the Company, and
Chairman of the Board, President and CEO
of AMREP Southwest Inc.

Peter M. Pizza
Vice President, Chief Financial Officer and
Treasurer of the Company

Irving Needleman
Vice President, General Counsel and
Secretary of the Company

Michael P. Duloc
President and CEO of Kable Media Services, Inc.

John F. Meneough
Executive Vice President, Fulfillment Services of
Kable Media Services, Inc.

Independent Registered Public Accounting Firm
McGladrey & Pullen, LLP
201 North Harrison Street
Davenport, IA 52801

Transfer Agent and Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286
1-800-524-4458
E-Mail Address: Shareowner-svcs@bankofny.com
Website: www.stockbny.com

Common Stock (symbol "AXR") listed on
New York Stock Exchange (NYSE)

AMREP has filed with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended April 30, 2007 the certification of its Principal Executive Officers (including its Chief Financial Officer) required by Section 302 of the Sarbanes-Oxley Act. In addition, the Company has submitted to the NYSE the required certification with respect to compliance with its corporate governance listing standards.



AMREP
CORPORATION

Princeton, NJ
www.amrepcorp.com

END